



2006 Annual Report

A Stronger MDS

MDS
Science advancing health

A Stronger MDS

"We proceeded with an ambitious, far-reaching action plan in 2006 and MDS has emerged stronger, leaner and more competitive. We became fully focused on our three life sciences businesses, which are strongly positioned in growth markets, and we have built up our financial resources and taken concrete steps towards achieving greater operational effectiveness. Momentum is building as we accelerate our growth strategies."

MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research to the pharmaceutical, biotech and generic industries, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

- → US$1 billion F2006 life sciences revenues
- → 6% F2006 organic revenue growth
- → 7% F2006 organic adjusted EBITDA growth
- → End market growth of 7%–10%
- → 5,600 employees
- → Broad global reach
  - Operations in 28 countries
  - Distribution to 89 countries
- → Listed on TSX and NYSE
- → 25% of shares held outside of Canada

A global life sciences company



Fleurus, Belgium

In Fleurus, Belgium, MDS Nordion produces medical isotopes used in molecular imaging for thousands of patients around the world. They also play a leading role in applied research and development with academic partners to improve patient care.

Singapore, Singapore

In Singapore, MDS Sciex's production facility responds to the needs of its global customers and supports the MDS strategy of creating a more competitive global cost structure and establishing a strong presence in the fastest growing region for its products.




MDS Global Presence



North Brunswick, New Jersey

In New Jersey, USA, MDS Pharma Services invests in growing the late-stage business to support the US pharmaceutical research market, at the first US-based central lab facility, opened in 2006.



Toronto, Canada
Hamburg, Germany
Baillet, France

In France, Germany and Canada, MDS Pharma Services' central lab teams use LeanSigma to improve productivity. They collectively created one standard global process for setting up clinical trials, reducing the time required to set up customer studies and significantly decreasing costs.



Asia and Africa

In Burkina Faso, China, India, Kenya, Laos, Mozambique, Thailand, Uganda and Zambia, MDS Pharma Services' growing global clinical development teams recruit malaria patients for a phase III clinical trial.

All dollar figures in this report are in Canadian funds, unless otherwise stated.

Business Segments







MDS Pharma Services

- A leading contract research organization (CRO) that provides drug discovery and development services to pharmaceutical, biotech and generics companies
- Operates in 26 countries around the world
- Competes in an estimated US$15 billion market that is growing 10%–14% annually

2006 Revenue

$522 million
46% of MDS life sciences revenues

Market Segments

Early-Stage
- Discovery and Pre-Clinical
- Early Clinical Research
- Bioanalytical

Late-Stage
- Global Clinical Development
- Central Lab

Key 2006 Achievements and Improvements
- Appointed new President, David Spaight
- Divested and closed non-core operations in Taipei, Tampa, Blainville, Lincoln and Bothell
- Focused global clinical development business on oncology and metabolic disorders to leverage strength and expertise
- Opened first US central lab in New Jersey
- Recruited industry experts to support growth in translational medicine and biopharmaceutical development
- Named "Top CRO" in Europe by Thomson *CenterWatch*

Key 2007 Priorities
- Work with the FDA to complete the bioanalytical review in Montreal and restore customer confidence
- Return MDS Pharma Services to profitability
- Make selective acquisitions to improve market position, customer offerings and strengthen the business
- Execute LeanSigma projects to improve customer service and enhance productivity and quality across all lines of business

MDS Nordion

- A world leader in providing medical isotopes for molecular imaging, sterilization technologies for disease prevention and radiotherapeutics for targeted therapy
- Supplies more than one-half of the world's medical isotopes
- Competes in an estimated US$3.5 billion market that is growing 5%–7% annually

2006 Revenue

$338 million
30% of MDS life sciences revenues

Market Segments
- Molecular Imaging Isotopes
- Radiotherapeutic Products
- Sterilization Technologies

Key 2006 Achievements and Improvements
- Resolved MAPLE project mediation with Atomic Energy of Canada Limited avoiding future capital costs and securing long-term supply of medical isotopes
- Established new marketing and sales organization to better serve customers and markets
- Commenced clinical trials for TheraSphere®, designed to support the US clinical indication for primary liver cancer treatment
- Entered collaborative agreements with Bradmer Pharmaceuticals and Molecular Insights to manufacture novel radio-therapeutic and imaging products
- Received ISO 14001 Certification demonstrating MDS Nordion's commitment to environmental excellence

Key 2007 Priorities
- Position the business as a value-added solutions provider for radiopharma-ceuticals and radiotherapies
- Expand the product development pipeline through research and development
- Identify acquisition opportunities to improve market position and customer offerings, and strengthen the business
- Increase collaborations with academic and research institutions to optimize the development of new drugs and diagnostic procedures

MDS Sciex

- A leading global supplier of analytical instruments and technology solutions for drug discovery and development, and environmental protection
- Sells products used by companies and academic researchers in 60 countries around the world
- Competes in an estimated US$3 billion market that is growing 6%–10% annually

2006 Revenue

$280 million
24% of MDS life sciences revenues

Market Segments
- Pharma and Biotech
- Proteomics
- Applied (Food Safety and Environmental)
- ICP-MS (Environmental, Clinical, Semi-conductor)
- Cellular Analysis

Key 2006 Achievements and Improvements
- Established global supply chain activities and opened a Singapore manufacturing operation
- Launched QSTAR® Elite, an innovative new product from our pipeline
- Launched two new software products, Cliquid™ and LightSight™, making products easier to use and accessible to broader markets
- Initiated commercial production of CellKey™ System expanding the business to the adjacent cellular analysis market

Key 2007 Priorities
- Invest in new product development to grow and maximize our leading positions in LC/MS and ICP-MS
- Invest in product development and co-marketing arrangements to build a market-leading cellular analysis business
- Expand product portfolio through organic growth and acquisitions
- Capitalize on our strength in the development of new products from novel technologies

2006 Financial Highlights[1]

Years ended October 31 (millions of Canadian dollars, except EPS)		**2006**		2005	% Change
FINANCIAL RESULTS					
Revenue					
MDS Pharma Services	$	**522**	$	543	(4%)
MDS Nordion	$	**338**	$	325	4%
MDS Sciex	$	**280**	$	286	(2%)
	$	**1,140**	$	1,154	(1%)
EBITDA[2]					
Adjusted[3]	$	**133**	$	170	(22%)
As reported	$	**125**	$	85	47%
EPS					
Adjusted[3]	$	**0.24**	$	0.44	(45%)
As reported	$	**1.01**	$	0.22	359%
Cash from continuing operating activities	$	**38**	$	89	(57%)
Capital expenditures	$	**61**	$	125	(51%)
FINANCIAL POSITION					
Cash, cash equivalents and short-term investments	$	**436**	$	265	65%
Total assets	$	**2,678**	$	2,680	–
Net debt	$	**6**	$	200	(97%)
Shareholders' equity	$	**1,590**	$	1,425	12%

1 From continuing operations
2 Earnings before interest, taxes, depreciation and amortization
3 Before restructuring and other charges

Our global revenues, when measured in US dollars, have grown at a compound annual growth rate (CAGR) of 11% since 2002, compared to 2% as reported in Canadian dollars. We will begin reporting in US dollar currency for fiscal 2007.

11% CAGR

Five-year revenue growth
(in millions of dollars)



Legend: Canadian dollars / US dollars

Year	Canadian dollars	US dollars
2002	1,053	669
2003	1,055	731
2004	1,141	865
2005	1,154	948
2006	1,140	1,001

John T. Mayberry
Chairman



Stronger, Leaner, More Competitive and More Focused

A year ago, having appointed a new CEO, this Company embarked on a bold new course of action with the full endorsement of the Board. What we have seen since then is decisive and superb execution of that plan.

Stephen DeFalco and his team have successfully refocused the Company on life sciences and achieved a great deal in a remarkably short period of time. Most significantly, the sale of MDS Diagnostic Services signaled the closing of an important chapter in the history of MDS – and the opening of a new era with exciting growth opportunities. We are well-positioned to move forward and build on the considerable achievements of 2006.

Those achievements were the result of outstanding efforts from people throughout the organization. People who have been managing change, improving processes, completing significant divestitures and addressing regulatory issues. We have faced some challenges in resolving the lingering

FDA issue. Let me reassure you that this issue is being carefully and thoroughly managed by the management team and the Board. We look forward to full resolution of this issue.

This past year has been a busy one for the Board and also a very exhilarating one, because we are beginning to unlock the true strength and full potential of MDS as a potent force in the global life sciences markets we serve.

MDS is indeed a stronger company than it was a year ago and we are confident that the strategies and leadership are in place to build on the strong foundations of MDS as we seek opportunities to grow profitably on a global scale in the years ahead.

John Mayberry

John T. Mayberry
Chairman



Message to Shareholders

Stephen P. DeFalco
President and
Chief Executive Officer

A Stronger MDS

MDS has clear strategies and the momentum to continue to strengthen our position in the year ahead. The steps we have taken make MDS better equipped to compete effectively in global markets and build shareholder value.

I am pleased to report, after my first full year, that we have been successfully executing our strategy to strengthen MDS. We have rebuilt momentum through decisive and disciplined execution of our plan. One of the major steps came late in the year when we negotiated the sale of MDS Diagnostic Services for $1.325 billion. That was the largest transaction in the history of the Company and one of the largest transactions in the industry in Canada. This was the pivotal piece of the strategy – the major step in our action plan to refocus MDS as a focused life sciences company.

In this report, we will look at how we have been working to achieve a stronger MDS – one that is capable of delivering sustained growth in shareholder value.

We proceeded with a far-reaching and ambitious action plan

Last year we announced a very challenging set of priorities for fiscal 2006, to achieve our focus on global life sciences and to improve performance. By year-end, we had achieved all of them, with the exception of the FDA issue.

We focused on our core businesses

The most dramatic steps we took during the year were the divestitures of businesses which we deemed non-core and non-strategic – those which did not fit with our vision of a growing, global life sciences company.

A strong management team

Over the course of 2006, the management team has been strengthened through a more active talent management process

These divestitures included three operating businesses: Source Medical, Calgary Med Labs and of course, MDS Diagnostic Services. As well, during the year, we sold small facilities and operations that were not deemed essential by our three core businesses.

Collectively, the businesses, operations and facilities we sold represent annualized revenues of $414 million – approximately 27% of last year's revenues. So we have become a leaner, more agile company. That has made us stronger, with our three remaining businesses all well-positioned in clear global growth markets. As well, through the proceeds of the sales, we have a much stronger capital structure and the cash resources to pursue strategic acquisitions and business building opportunities.

We have taken concrete steps towards achieving operational excellence

In the past year, we demanded and achieved a focus on operational excellence and performance improvement. We became leaner and more effective through a significant workforce reduction – with a high proportion of the cuts in our corporate centre and senior management layers. As well, we eliminated a number of centralized corporate functions. Our corporate team is now highly focused on a narrower range of disciplines: strategy, capital allocation, performance improvements, talent management and regulatory compliance.

As you will see in the review of our businesses that follows my message, we have embarked on major overhauls of all operating processes. Each business is utilizing a LeanSigma toolkit to



Stephen P. DeFalco
President and Chief
Executive Officer



Andrew W. Boorn
President,
MDS Sciex



James A. H. Garner
Executive Vice-President,
Finance, and Chief Financial
Officer



Thomas E. Gernon
Chief Information Officer



Kenneth L. Horton
Executive Vice–President,
Corporate Development,
and General Counsel

benchmark and improve quality, service, efficiency and performance. Over the course of 2006, we have trained 13 Black Belts, 68 Green Belts and 330 White Belts who are engaged in 99 LeanSigma projects across the Company.

These actions have made MDS stronger by making us more responsive and agile, more cost-effective and efficient. At the same time, they have led to a significant reduction in operating costs, improving margins and financial performance. Our LeanSigma projects have generated $9.5 million in savings.

This stronger performance will be a powerful advantage as we grow in our life sciences markets.

I have mentioned that there is one exception to our list of accomplishments from the past year. I am disappointed that we have not resolved the FDA issue, as resolution is essential to fully realizing the potential of MDS Pharma Services.

It is important to recognize that the FDA review touches on just one aspect of MDS Pharma Services, and I am proud to say that our stellar record with regulators across all other MDS lines of business remains strong. We are managing the issue in the context of the larger issue of strengthening the performance of MDS Pharma Services. As part of this process, we recruited a new executive leader for this core business – David Spaight, who joined us in April. David has the experience, talent and vision to drive the organizational changes necessary to enable MDS Pharma Services to operate more profitably and to compete more effectively on a global scale.

Momentum is building and we are ready to accelerate our growth strategies

Having achieved most of our immediate priorities, we have real momentum. Constant progress is essential to our

global competitiveness. We need to stay at the leading edge with our technologies and sciences. We need to focus on marketing, quality and improving our service to our customers. We need to further improve our financial performance and growth rates. We have succeeded in many areas, but there is much more we can achieve – and we are determined to do so.

Having focused on our core businesses, MDS has become a smaller company in the short term – but definitely stronger, and ready to grow. That growth will be driven both organically and by acquisition.

The priority in the past year has been strategic divestitures, but now we are ready to redeploy the capital realized into acquisitions that build our three businesses. We have established disciplined criteria and analysis to make thoughtful choices. The right



Sharon M. Mathers
Vice-President, Investor
Relations and External
Communications



James M. Reid
Executive Vice-President,
Global Human Resources



David Spaight
President,
MDS Pharma Services



Steven M. West
President,
MDS Nordion

opportunities will fit strategically, will offer tangible synergies, and will improve our ability to serve customers. We will do acquisitions in areas where the management team is in place to allow successful integration. The goal is to build out our three life sciences businesses.

Moving ahead in 2007, a stronger MDS will be able to further leverage the opportunities in our markets. With the proceeds of the MDS Diagnostic Services divestiture and our growing cash position, our businesses will have the resources they need to grow profitably.

In the coming year, we expect to achieve profitability in MDS Pharma Services, as we continue to drive profitable growth in MDS Nordion and MDS Sciex. We have the human and financial resources – and the leadership – to support ambitious plans.

I look forward to reporting in a year's time that MDS has become an even stronger company than it is today. Momentum is building as we accelerate our efforts.

Stephen P. DeFalco

Stephen P. DeFalco
President and Chief Executive Officer

Strong and growing life sciences markets

What does being a global life sciences company mean to MDS?

For MDS, being a global life sciences company means being a leading innovator in the high-growth life sciences markets we serve. It means achieving this through quality products and services and unmatched customer relationships, scientific leadership and global management talent. Being a successful life sciences company means maintaining our single-minded focus: improving the health and well-being of people all around the world.

MDS Pharma Services

Global Market Size & Growth	2006 Revenues	Global Growth Drivers
US$15.0 billion 10%–14%	$522 million	• Pharma R&D spending • Biotech funding continues to buoy growth • Increased levels of outsourcing • Growth in preferred provider agreements

Market Segments	Market Size	Market Position
Early-Stage		
• Discovery and Pre-Clinical	$2.6 billion	#7
• Early Clinical Research	$1.3 billion	Top 2
• Bioanalytical	$0.9 billion	Top 2
Late-Stage		
• Global Clinical Development	$7.3 billion	#11
• Central Lab	$1.3 billion	#3

MDS Nordion

Global Market Size & Growth	2006 Revenues	Global Growth Drivers
US$3.5 billion 5%–7%	$338 million	• Molecular imaging growth and specialization • Trend towards more targeted cancer therapies

Market Segments	Market Size	Market Position
• Molecular Imaging Isotopes	$1.6 billion	#5 overall, #1 in cardiac imaging isotopes
• Radiotherapeutic Products	$1.7 billion	#5 overall, #1 in radiotherapeutics for non-Hodgkin's lymphoma #2 in radiotherapeutics for liver cancer
• Sterilization Technologies	$200 million	#1 in sterilization devices and blood irradiators

MDS Sciex

Global Market Size & Growth	2006 Revenues	Global Growth Drivers
US$3.0 billion 6%–10%	$280 million	• R&D spending continues to grow, particularly in biotech • Continued pressure to speed drug discovery process • New markets (food safety and forensics) • Trend to integrated systems

Market Segments	Market Size	Market Position
• Pharma and Biotech	$600 million	#1
• Proteomics	$400 million	#2
• Applied (Food Safety and Environmental)	$400 million	Top 3
• ICP-MS (Environmental, Clinical, Semi-conductor)	$240 million	#1
• Cellular Analysis	$900 million	New entry



| Clarified strategy | + | Market-leading franchises | + | Streamlined, more agile cost structure | + | Strong financial position | + | Aligned senior team committed to execution | = |

2006 Progress Report

We moved through 2006 on a clear and defined path of execution. Our plan was laid out in September, and month by month we progressed through our action list to emerge as a stronger MDS.

☑ **Announced** strategy to focus MDS on global life sciences markets

☑ **MDS Capital Corp. sold** its Retail Fund

☑ **MDS Pharma Services sold** its non-core business operation in Taipei, Taiwan

☑ **Completed** 750 workforce reductions

F2005

F2006

SEP   OCT   NOV   DEC   JAN   FEB   MAR

☑ **Sold** Source Medical for $79 million

☑ **MDS Nordion entered** agreement with Molecular Insight Pharmaceuticals to manufacture cardiac imaging product

☑ **MDS Nordion resolved** mediation on the MAPLE project

Photo courtesy of Molecular Insight Pharmaceuticals/Dilsizian V. et al. Circulation. 2005; 112:2169-2174













A Stronger MDS

APR

- **Sold** interest in MDS Diagnostic Services' Calgary lab operations
- **MDS Nordion entered** agreement with Bradmer Pharmaceuticals Inc. for development and supply of a novel brain cancer therapy
- **Appointed** David Spaight as new President of MDS Pharma Services

MAY

- **MDS Sciex** launched LightSight™ software application for use with mass spectrometers to accelerate the drug discovery process

JUN

- **MDS Pharma Services named** "Top CRO" in Europe by *CenterWatch Monthly*

CenterWatch

JUL

- **MDS Pharma Services'** Global Clinical Development business **launched** leadership focus in the therapeutic area of metabolic disorders

AUG

- **MDS Pharma Services sold/closed** non-core operations in Lincoln, Tampa, Blainville and Bothell

SEP

- **MDS Pharma Services recruited** industry experts to support growth in translational medicine and biopharmaceutical development

OCT

- **Announced** sale of MDS Diagnostic Services business for $1.3 billion
- **MDS Pharma Services opened** first US central lab facility in New Jersey to meet customer demand

F2007

NOV

DEC



"At MDS Pharma Services, we have been focusing our global platform on our strongest operations and opportunities to enable us to deliver exceptional customer service to our pharmaceutical and biotech customers around the world."

David Spaight
President, MDS Pharma Services

Stronger

➔ $522 million F2006 revenue
➔ 3% F2006 organic revenue growth
➔ US$15.0 billion global market
➔ Market growth rate of 10%–14% annually
➔ Provides services from 39 sites across 26 countries
➔ Over 4,000 employees



MDS Pharma Services

Making MDS Pharma Services stronger – through a disciplined focus on operational performance and effectiveness

2006 Progress

A vital step taken to turn around the performance of MDS Pharma Services in 2006 was establishing strong new leadership with the appointment of David Spaight, as President of the business. He is an executive with extensive expertise in the global life sciences industry and has a history of building strong businesses.

The team was further strengthened with proven talent from other parts of MDS and the recruitment of other highly regarded industry experts. As well, we focused on improving our quality and compliance, customer relationships, results orientation and accountability.

The key priorities in 2006 were as follows:

• **The FDA Review**: We worked diligently with the agency towards achieving satisfactory resolution of the bioanalytical study review in Montreal.

• **Core Competencies**: We sharpened our focus on drug discovery and development by divesting non-core and underperforming operations.

• **Growth Opportunities**: We strengthened our presence in the US market with the opening of our first US central lab facility, completing a capacity expansion in our Lincoln phase I clinic, and beginning a 300-bed expansion in our Phoenix phase I clinic, to better meet client demand.

While focusing on these priorities, we strengthened our ability to support global clinical trials in the therapeutic growth areas of oncology and metabolic disorders. These and other efforts to improve service in our global clinical development line of business were broadly recognized when we were named the "Top CRO" in Europe by Thomson *CenterWatch Monthly* and the "Most Promising CRO in Asia" by Frost & Sullivan, a global growth consulting company.

As well, we launched profitability improvement initiatives in global clinical development and elsewhere across the business and we enhanced process efficiencies through LeanSigma initiatives.

2007 Priorities

Following resolution of the FDA issue, our key priority for 2007 is to move towards our goal of improved margins and profitable growth. We are seeking to improve our Top Five market position through organic growth, strategic capacity expansion and selective acquisitions to build our industry-leading operations. We are also harnessing the full power of our suite of drug discovery and development solutions through our development and regulatory services group.

To drive customer excellence and maximize profitable business results, we are working to improve the operational effectiveness of our sales organization.

As well, looking to the longer term, we are staking out scientific leadership positions in a number of key areas, including Central Nervous System (CNS) expertise in efficacy pharmacology and key enabling technologies that expedite the drug discovery and development process while reducing costs.



Modern clinical trials demand larger numbers of patients to meet regulatory requirements. Through geographic expansion, MDS Pharma Services is able to recruit patients from countries like Kenya to participate in trials to meet client needs.



The late-stage Global Clinical Development segment manages numerous clinical trials involving metabolic disorders such as diabetes and obesity. MDS Pharma Services made a strategic decision to leverage its expertise by launching a therapeutic focus in this growth area in 2006.



Five-year revenue growth
(in millions of dollars)

Canadian dollars
US dollars

	2002	2003	2004	2005	2006
Canadian dollars	508	477	509	543	522
US dollars	323	331	386	446	458

Revenues in MDS Pharma Services grew at 9% CAGR since 2002 when measured in US dollars.



"During 2006, having achieved a resolution for MAPLE mediation, we repositioned MDS Nordion – driving improvements in our financial performance, building leadership and preparing to take on a bolder role in our industry."

Steve West
President, MDS Nordion

Stronger

➜ $338 million F2006 revenue
➜ 14% F2006 organic revenue growth
➜ 31% F2006 organic EBITDA growth
➜ US$3.5 billion global market
➜ Market growth rate of 5%–7% annually
➜ Supplies customers in 70 countries
➜ Over 700 employees



MDS Nordion

Making MDS Nordion stronger –
through commercial excellence, innovation and globalization

2006 Progress

Throughout the year, we looked to position MDS Nordion for broader global leadership. We took a significant step forward as we announced the resolution of a comprehensive mediation process with Atomic Energy of Canada Limited related to the MAPLE reactor project – providing a long-term supply of these critical products for our customers.

Other key priorities of 2006 included strengthening our management team and repositioning our organization with a focus on innovation and globalization. These priorities have created a stronger MDS Nordion – one that is customer focused, market driven and well-positioned to leverage growth opportunities.

We launched a range of LeanSigma initiatives to enhance our productivity and effectiveness in serving our customers' needs. At our Ottawa facility, we achieved ISO 14001 Certification, an internationally recognized standard for environmental management systems.

Most significantly, we made a number of breakthroughs in product innovation by

- entering into an agreement with Molecular Insight Pharmaceuticals, Inc. for the development and supply of Zemiva™, a molecular imaging pharmaceutical for cardiac ischemia,

- commencing clinical trials for TheraSphere®, designed to support the US clinical indication for primary liver cancer treatment, and

- entering into an agreement with Bradmer Pharmaceuticals Inc. for the development and clinical supply of Neuradiab™, a novel brain cancer therapy.

Equally important, we made considerable strides with our globalization strategies and initiatives. We expanded our product offerings in Europe – introducing TheraSphere® and PET F-18 fluorodeoxyglucose (FDG) for molecular imaging.

2007 Priorities

From the gains we made in 2006, we are well-positioned to pursue our growth strategies in 2007. We have four major priorities:

- Create innovative technology platforms through collaborations and partnerships with academic and research institutions.

- Focus on high-growth markets and position the business as a value-added solutions provider for radiopharmaceuticals and radiotherapy.

- Expand our product development pipeline through research and development.

- Increase organic growth through the internal development of new products and line extensions of current products.

Over the longer term, we are pursuing a number of emerging market opportunities, identifying applications for molecular imaging, and expanding the use of convergent technologies to sterilize medical devices for use in regenerative medicine.



MDS Nordion received approval from the US Food and Drug Administration (FDA) to begin the first clinical trial for TheraSphere®, a non-invasive therapy used in patients with liver cancer, demonstrating a strategic commitment to developing innovative technologies for treating cancer.



MDS Nordion is building on its reliable supply of medical isotopes and unique expertise to provide a range of molecular imaging services such as customized radiolabelling for drug candidates and new molecular imaging products.



Five-year revenue growth
(in millions of dollars)

Canadian dollars
US dollars

	2002	2003	2004	2005	2006
Canadian dollars	328	308	350	325	338
US dollars	208	213	265	267	297

MDS Nordion has grown revenues at 9% CAGR since 2002 when measured in US dollars.



"At MDS Sciex, we have been highly committed in our pursuit of technological leadership and innovation, which is the key to our ongoing development and growth. This is what has set us apart and given us commanding positions in important global markets."

Andy Boorn
President, MDS Sciex

Stronger

➔ $280 million F2006 revenue
➔ 5% F2006 organic revenue growth
➔ 22% F2006 organic EBITDA growth
➔ US$3.0 billion global market
➔ Market growth rate of 6%–10% annually
➔ Sells products to customers in 60 countries
➔ Over 500 employees



MDS Sciex

Making MDS Sciex stronger–
through our leadership in product innovation

2006 Progress

We had a productive year in 2006, as we increased our global presence while bringing a number of new products and applications to the market. The following are the highlights.

Expanded our global footprint

• Established an Asian supply chain

• Opened our new Singapore manufacturing operation

This has increased our ability to serve global clients and meet the growing needs of Asian markets.

Launched innovative new products

• QSTAR® Elite, an LC/MS/MS system that significantly increases the number of protein, peptide and metabolite identifications in a shorter period of time

• Introduced two new software products: Cliquid™ for food testing and LightSight™ for metabolic identification, two tools which make our products easier to use and thus accessible to a broader market

• Started commercial production of the CellKey™ System, our label-free cellular analysis platform – which promises to add an important new dimension to our business within the adjacent cellular analysis market

As well, we pursued LeanSigma initiatives, which helped us achieve efficiencies, and we continued to strengthen our talent and management teams.

2007 Priorities

From the steady progress of 2006, we are building on our momentum in 2007 and accelerating our key LeanSigma, CellKey™ and Singapore initiatives.

Moving forward in 2007, we are pursuing four basic growth strategies:

• Capitalize on our strength in the development of new products from novel technologies

• Expand our product portfolio through organic growth and acquisition

• Invest in new product development to grow and maximize our leading positions in LC/MS and ICP-MS

• Invest in product development and co-marketing arrangements to build a market-leading cellular analysis business

These strategies are key to leveraging growth opportunities we see in a number of promising areas:

• Growth in China and India

• Clinical, environmental and food safety

• Leadership in quantitative proteomics: biomarker characterization and validation

• Increased software offerings

The CellKey™ product line represents a major area of opportunity, and we are building on this by broadening the instrumentation base; increasing end-user biological applications; broadening consumables; and developing software applications.

We are excited about the broad range of opportunities ahead of us. We are focused on technological development, building a stronger global presence and a strong team committed to high-quality products.



An emphasis on software development led to new software product launches this year enhancing the usability and accessibility of MDS Sciex's mass spectrometry products to broader markets.



MDS Sciex's unique CellKey™ System for cellular analysis is a departure from traditional drug screening technologies. At the Society for Biomolecular Science 2006 Conference a number of end-user presentations generated great interest in the CellKey™ System.

Five-year revenue growth
(in millions of dollars)



Canadian dollars
US dollars

	2002	2003	2004	2005	2006
Canadian dollars	217	270	282	286	280
US dollars	138	187	214	235	246

MDS Sciex has increased revenues at 16% CAGR since 2002 when measured in US dollars.

The fundamental objective of our Corporate Citizenship program is to make a distinctive contribution to the health and well-being of people around the world. We do this by supporting initiatives, both financially and through direct involvement, at all levels – globally, nationally and locally.



MDS in the Community

Making our communities stronger

At MDS, we are committed to making a difference. Our core purpose is to make a distinctive contribution to the health and well-being of people around the world. We operate according to our core values of commitment to excellence, mutual trust, integrity, and respect for people.

Our core purpose encompasses all of our stakeholders, and our values drive our commitment to strong corporate citizenship and social responsibility. What we achieve through our businesses is important for all stakeholders and for society, and we take great pride in the achievements of charitable organizations and community groups that share our purpose.

Our Single Focus – Cancer

The focus of our corporate donations is cancer. Cancer touches everyone and is personally relevant to all stakeholders. As well, each of our businesses is involved in some way, through the products and services we provide and the technology we develop, in the fight against cancer.

Our Commitment to Employee Involvement

We also take great pride in the way employees across the Company put our values into action through their own contributions to their communities. We encourage their exceptional efforts through our Employee Volunteer Program, which is designed to recognize employees who share their valuable time and energy with charities in their communities by donating to those organizations.

The Dr. William Anderson Memorial Award was created in 1987 to assist MDS employees who want to make special contributions to their local or global communities. To date, Dr. William Anderson Memorial Award recipients have been involved in a wide range of humanitarian and other initiatives, from providing safe drinking water in Central Africa to developing literacy programs to conducting medical research.

Our commitment is unwavering, and our ability to focus on a single cause has enabled us to make a more significant difference to the lives of those living with cancer. Many of the projects we support involve a significant commitment over a number of years. We participate in these projects because the outcome will make a distinctive difference to the health and well-being of people within the communities where we operate.



Employee Volunteer Program

The communities in which our various businesses are located and where MDS employees live and work are a very important part of our culture. Our employees are important members of these communities and many want to give something back to the community they call home. We recognize and encourage their efforts through the Employee Volunteer Program.



Dr. William Anderson Memorial Award

This annual award is presented to an MDS employee who wants to make a special contribution by conducting a global humanitarian project. Previous recipients have been involved in a wide range of initiatives worldwide.



Our Major Cause – Cancer

MDS is committed to making a significant difference in the fight against cancer. Through one of our initiatives, we played an integral role in raising public awareness about the benefits of screening for colorectal cancer.

Corporate Governance



Dr. Paul S. Anderson



Dr. C. Thomas Caskey



Stephen P. DeFalco



William A. Etherington



Robert W. Luba



James S. A. MacDonald



John T. Mayberry



Richard H. McCoy



Mary A. Mogford



Kathleen M. O'Neill



Nelson M. Sims

A stronger MDS goes hand-in-hand with strong governance, accountability and oversight. MDS has been at the forefront in establishing, maintaining and strengthening governance policies which are detailed in our Information Circular and available online at www.mdsinc.com.

Further strengthening of oversight and accountability has been demonstrated by meeting the requirements of Section 404 of the U.S. Sarbanes-Oxley Act (SOX). Completion of management's assessment and alignment of Internal Controls over Financial Reporting (ICFR) with SOX requirements was a major undertaking which was successfully completed during the year.

We are confident that we have the tools in place to assist the Board in their work. However, the best policies and controls do not guarantee good governance. The conduct, engagement and quality of the directors, along with the accountability and oversight of management are key.

At MDS, we have a Board of exceptional depth and strength, and our directors provide thorough oversight and good governance. Our Board continues to be strongly independent of management, with members reflecting a breadth of management and industry experience that is vital to MDS and to our growth in global markets.

A Board of exceptional depth and strength

MDS Board members reflect a breadth of management and industry knowledge that is vital to our growth in global markets.

Paul Anderson
Member of the Corporate Governance & Nominating Committee
Member of the Human Resources & Compensation Committee

Paul S. Anderson, 68, of Lansdale, PA, has served on the Board of the Company since 2003. Dr. Anderson is a Corporate Director having retired in 2002 after a 40-year career in the pharmaceutical industry. From 2001 to 2003, Dr. Anderson was Vice-President, Drug Discovery at Bristol-Myers Squibb. Dr. Anderson is also a director of Albany Molecular Research, is a member of the Chemical Heritage Foundation and is on the Board of Trustees of the Gordon Research Conferences.

Thomas Caskey
Member of the Environment, Health & Safety Committee

C. Thomas Caskey, 68, of Houston, TX, was appointed to the Board in June 2005. Dr. Caskey is CEO of the Brown Foundation Institute of Molecular Medicine for the Prevention of Human Diseases at the University of Texas Health Science Center at Houston. He also served Baylor College of Medicine in several capacities for nearly 30 years and continues to be an adjunct professor. Dr. Caskey currently serves as the President of the Texas Academy of Medicine, Engineering and Science. He is a member of the Institute of Medicine and the National Academy of Sciences, and serves on the boards of a number of private and public corporations, including Lexicon Genetics, EnVivo Pharmaceuticals, Inc., Odyssey Thera and Argolyn Bioscience, Inc.

Stephen DeFalco

Stephen P. DeFalco, 45, of Toronto, ON, is the President and Chief Executive Officer of MDS Inc. Mr. DeFalco joined MDS from U.S. Genomics where he was Chairman and Chief Executive Officer. Prior to his role at U.S. Genomics, he served as President of PerkinElmer Instruments and Senior Vice-President of PerkinElmer Inc. Mr. DeFalco also held senior management positions at United Technologies and McKinsey & Company.

William Etherington
Chair of the Human Resources & Compensation Committee
Member of the Corporate Governance & Nominating Committee

William A. Etherington, 65, of Toronto, ON, has served on the Board of the Company since 2001. Mr. Etherington is Chairman, Canadian Imperial Bank of Commerce. Prior to 2001, Mr. Etherington was Senior Vice President & Group Executive, Sales & Distribution, IBM Corporation and Chairman, President and CEO, IBM World Trade Corporation. Mr. Etherington is also a director of Celestica Inc. and SS&C Technologies, Inc., as well as a member of the President's Council, University of Western Ontario.

Robert Luba
Chair of the Audit Committee

Robert W. Luba, 64, of Toronto, ON, has served on the Board of the Company since 1996. Mr. Luba is President, Luba Financial Inc. Prior to 1994 he was President and CEO of Royal Bank Investment Management Inc., President of Crown Life Insurance Company and Senior Vice-President of John Labatt Limited. Mr. Luba is also a director of AIM Trimark Investments, ATS Automation Tooling Systems Inc., Softchoice Corporation, Menu Foods Income Funds and KPC Income Fund.

James MacDonald
Member of the Audit Committee

James S. A. MacDonald, 61, of Toronto, ON, was appointed to the Board in July 2005. Mr. MacDonald is Chairman and Managing Partner of Enterprise Capital Management Inc. Prior to 1997, Mr. MacDonald was Deputy Chairman of Scotia McLeod Inc., having joined a predecessor to that company in 1969. He is a director of Capitol Energy Resources Ltd., Manitoba Telecom Inc. and Superior Plus Inc.

John Mayberry
Chairman

John T. Mayberry, 62, of Burlington, ON, has served on the Board of the Company since 2004. Mr. Mayberry is a Corporate Director. From 2002 to 2003, Mr. Mayberry was Chair of the Board and CEO of Dofasco Inc. from 1993 to 2003. Mr. Mayberry is also a director of Scotiabank.

Richard McCoy
Member of the Audit Committee
Member of the Corporate Governance & Nominating Committee

Richard H. McCoy, 64, of Toronto, ON, has served on the Board since January 2006. Mr. McCoy is a Corporate Director. He has been in the investment banking business for over 35 years. Prior to retiring in 2003, he was Vice-Chairman, Investment Banking at TD Securities Inc. Prior to joining TD Securities Inc. in May of 1997, Mr. McCoy was Deputy Chairman of CIBC Wood Gundy Securities. Mr. McCoy also serves as a director of ACE Aviation Holdings Inc., Rothmans Inc., Uranium Participation Corporation, Air Canada, Gerdau Ameristeel Corp., Aberdeen Asia-Pacific Income Investment Company Limited, Jazz Air Income Fund and Pizza Pizza Royalty Income Fund.

Mary Mogford
Chair of the Corporate Governance & Nominating Committee
Member of the Environment, Health & Safety Committee
Member of the Human Resources & Compensation Committee

Mary A. Mogford, 62, of Newcastle, ON, has served on the Board of the Company since 1998. Ms. Mogford is a Corporate Director and a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario. Ms. Mogford is also a director of the Potash Corporation of Saskatchewan and is a member of the Altamira Advisory Council. Ms Mogford is a Fellow of the Institute of Corporate Directors (ICD) and in 2004, she was accredited to the ICD/Rotman School of Management Directors Education Program.

Kathleen O'Neill
Member of the Audit Committee
Member of the Environment, Health & Safety Committee

Kathleen M. O'Neill, 53, of Toronto, ON, was an Executive Vice President with BMO Bank of Montreal until January 2005. Prior to joining BMO Bank of Montreal in 1994, Ms. O'Neill was a partner at PricewaterhouseCoopers, in its corporate taxation practice. Ms. O'Neill is a Fellow of the Institute of Chartered Accountants of Ontario. Ms. O'Neill is a director of TSX Group Inc. and Hydro One Inc. She is a member of the Board of Directors of the Canadian Chamber of Commerce and chairs its Health Care Task Force. Ms. O'Neill is a past-Chair of the Board of St. Joseph's Health Centre in Toronto and is active on several other non-profit boards. In 2005, Ms. O'Neill was accredited to the ICD/Rotman School of Management Directors Education Program.

Nelson Sims
Chair of the Environment, Health & Safety Committee
Member of the Human Resources & Compensation Committee

Nelson M. Sims, 59, of Key Largo, FL, has served on the Board of the Company since 2001. Mr. Sims was an Executive with Eli Lilly and Company for 28 years, prior to his retirement in 2001. His assignments included President of Eli Lilly Canada from 1991 to 1999. Mr. Sims was President and CEO of Novavax, Inc. from 2003 to 2005 and he has served as a Corporate Director and Consultant for several biotech companies. He currently serves on the boards of Aastrom Biosciences, Inc. and ATS Automation Tooling Systems Inc.

Investors' Quick Reference

Mailing Address

2700 Matheson Blvd. East
Suite 300, West Tower
Mississauga, Ontario, Canada L4W 4V9
Telephone: 416-675-7661
Fax: 416-675-0688

Website Address

www.mdsinc.com

Transfer Agent and Registrar

CIBC Mellon Trust Company
Toronto, Ontario, Canada
Telephone: 1-800-387-0825
Answer Line: 416-643-5500
Email: inquiries@cibcmellon.com

Auditors

Ernst & Young LLP

MDS Stock Split History

1980 – September 17	2:1
1983 – July 13	2:1
1990 – March 10	2:1
1996 – November 15	2:1
2000 – September 26*	2:1

* stock dividend – same as stock split

Investor Information

Contact: Sharon Mathers,
Vice-President, Investor Relations and External Communications
Telephone: 416-213-4721
Fax: 416-675-0688
Email: sharon.mathers@mdsinc.com

Legal Counsel

Fasken Martineau DuMoulin LLP

Stock Listing

MDS shares are listed on the TSX: MDS and NYSE: MDZ
MDS is part of the S&P/TSX 60 Index and the S&P/TSX Capped Health Care Index

MDS Annual and Special Meeting

Shareholders are invited to attend the Company's Annual and Special Meeting at 4:00 p.m., Thursday, March 8, 2007 at:

Design Exchange
234 Bay Street
Toronto, Ontario, Canada

Annual and Interim Reports

Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at **www.mdsinc.com** or through the **MDS Shareholder Communication Service** at 1-888-MDS-7222.

Trademarks

The following are registered trademarks of MDS Inc. or its subsidiaries:

MDS
TheraSphere®
QSTAR® Elite
Cliquid™
LightSight™
CellKey™ System

The following are registered trademarks belonging to the companies indicated:

Neuradiab™	Bradmer Pharmaceuticals Inc.
Zemiva™	Molecular Insights Pharmaceuticals Inc.

MDS Sciex markets its instruments under the brand names "Applied Biosystems | MDS Sciex" and "PerkinElmer Sciex" through its joint venture partners, Applied Biosystems, a business of Applera Corporation, and PerkinElmer, respectively.

We are always looking for ways to improve, and will make changes to each year's Annual Report based on feedback from our readers. Please feel free to comment by sending an email to **Investor.Relations@mdsinc.com.**

DESIGN: BRYAN MILLS GROUP, TORONTO EDITORIAL: SAGE COMMUNICATIONS PRINTING: COLOUR INNOVATIONS PRINTED IN CANADA

Board of Directors

Paul S. Anderson[C, H]
C. Thomas Caskey[E]
Stephen P. DeFalco
William A. Etherington[C, H]
Robert W. Luba[A]
James S. A. MacDonald[A]
John T. Mayberry[Chairman]
Richard H. McCoy[A, C]
Mary A. Mogford[C, E, H]
Kathleen M. O'Neill[A, E]
Nelson M. Sims[E, H]

[A] Audit Committee
[C] Corporate Governance & Nominating Committee
[E] Environment, Health & Safety Committee
[H] Human Resources & Compensation Committee

Executive Management Team

Stephen P. DeFalco
President and Chief Executive Officer

Andrew W. Boorn
President, MDS Sciex

James A. H. Garner
Executive Vice-President, Finance, and Chief Financial Officer

Thomas E. Gernon
Chief Information Officer

Kenneth L. Horton
Executive Vice-President, Corporate Development,
and General Counsel

Sharon M. Mathers
Vice-President, Investor Relations and External Communications

James M. Reid
Executive Vice-President, Global Human Resources

David Spaight
President, MDS Pharma Services

Steven M. West
President, MDS Nordion

Core Purpose

To make a distinctive contribution to the health and well-being of people.

Core Values

Commitment to excellence

Striving to reach our full potential as a company and as individuals; doing the right things the right way.

Mutual trust

Having confidence enough to rely on others and to be open to new people and different ideas.

Respect for people

Showing genuine concern for others, and treating people as individuals, with understanding and appreciation.

Integrity

Being reliable and accountable in word and behaviour.

MDS Inc.
2700 Matheson Blvd. East
Suite 300, West Tower
Mississauga, Ontario
Canada L4W 4V9
www.mdsinc.com







2006 Annual Report

Financial Review

MDS

Science advancing health

MANAGEMENT'S DISCUSSION AND ANALYSIS

January 15, 2007

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2006 and its financial position as at October 31, 2006. This MD&A should be read in conjunction with the audited consolidated financial statements and notes that follow. For additional information and details, readers are referred to the unaudited quarterly financial statements and quarterly MD&A for 2006, and the Company's Annual Information Form for 2006 (AIF), each of which is published separately and is available at www.mdsinc.com and at www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of MDS's current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding two fiscal years. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the *Securities Act* (Ontario) and the *United States Private Securities Litigation Reform Act* of 1995. This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications, including public presentations. These forward-looking statements include, among others, statements with respect to our objectives for 2007, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, management of operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; our ability to secure a sufficient quantity of raw materials, particularly cobalt; a reliable source of supply of critical nuclear isotopes; the impact of the movement of the Canadian dollar relative to other currencies, particularly the US dollar and the Euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in the laws and regulations and enforcement thereof; judicial judgments and legal proceedings; our ability to obtain accurate and complete information from, or on behalf of, our customers and counter parties; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in our estimates relating to reserves and allowances, changes in tax laws, technological changes, natural disasters such as hurricanes, the possible impact on our businesses from public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Use of non-GAAP measures
In this MD&A, we describe certain income and expense items that are unusual or non-recurring. These terms are not defined by generally accepted accounting principles (GAAP). Our usage of these terms may vary from the usage adopted by other companies. We identify the impact of these amounts on operating income and on earnings per share (EPS). We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

In addition, terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted EPS; and backlog are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

We also discuss the results of our operations for the current year versus the immediately preceding year, isolating variances that relate to changes in exchange rates and acquisitions. We use the term "organic" to describe the results presented in this way. To isolate the effect of currency movements, we eliminate the impact of foreign currency hedging activities in both the current and prior periods and recalculate the base figures for the prior period using the exchange rates that were in effect for the current period.

For our pharmaceutical services business, we provide information about contract backlog. Backlog measures are not defined by GAAP and our measurement of backlog may vary from that used by others. While we believe that long-term backlog trends serve as a useful metric for assessing the growth prospects for our business, backlog is not a guarantee of future revenues and provides no information about the timing on which future revenue may be recorded. We report our backlog in US dollars to reflect the underlying currency of the majority of such contracts and, therefore, reduce the volatility that would result from converting the measure to Canadian dollars.

Tabular amounts are from continuing operations in millions of Canadian dollars, except per share amounts and where otherwise noted.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and the diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments.

Strategic initiatives
On September 1, 2005, we announced our strategic plan to pursue growth in the global life sciences market and dispose of assets that do not contribute to the Company's areas of focus, as well as plans to reduce overhead and better align resources and infrastructure costs.

Since that time, and in keeping with our new strategic direction, we have taken a number of steps, including a workforce reduction of approximately 750 positions; the sale of our 50% interest in Source Medical Corporation (Source) and our 26% interest in Calgary Laboratory Services (CLS); and the sale or closure of several sites and lines of business by MDS Pharma Services that were not considered part of our core focus. In addition, we implemented several management changes that we believe have resulted in an upgrading of our management resources.

On October 5, 2006, we announced the sale of our remaining Canadian diagnostics businesses to Borealis Infrastructure Management Inc. for gross proceeds of $1.3 billion, including amounts ultimately paid to holders of minority interests in these businesses. This sale marks the culmination of work that stretched over more than one year and it is the final major step in our efforts to reposition MDS as a global life sciences company.

We expect to close this transaction by the end of January 2007 and anticipate reporting a gain from this transaction in our first quarter of fiscal 2007 of approximately $0.9 billion. The transaction will yield net cash proceeds to MDS of approximately $1.1 billion, including an amount to be determined that will be held in escrow pending clearance of certain closing conditions. Following completion of the transaction, we intend to undertake a substantial issuer bid to repurchase up to $500 million of our Common shares.

Discontinued operations
We are now treating our former diagnostics segment as a discontinued operation. All financial references in this document exclude those businesses that we consider to be discontinued, unless otherwise noted. Our discontinued businesses now include our Canadian and US diagnostics businesses, certain non-strategic pharmaceutical research services businesses, and our interest in Source. All financial references for the prior years have been revised to reflect this treatment. From the amounts reported in our fiscal 2005 annual financial report, revenues for fiscal 2005 and fiscal 2004 have been reduced by $335 million and $338 million, respectively, and income from continuing operations have been decreased by $41 million and $40 million, respectively.

Consolidated operating highlights

	2006	2005
Net revenues, reported	**$ 1,140**	$1,154
Impact of foreign exchange	**(21)**	(109)
Impact of acquisitions	**(7)**	-
Net revenues, organic	**$ 1,112**	$ 1,045
Adjusted EBITDA, reported	**133**	170
Impact of foreign exchange and acquisitions	**(20)**	(65)
Adjusted EBITDA, organic	**$ 113**	$ 105
Adjusted EBITDA margin, reported	**12%**	15%
Adjusted EBITDA margin, organic	**10%**	10%

Revenue for 2006 was $1,140 million, down 1% from $1,154 million in 2005. Revenues for 2005 were up slightly from the $1,141 million reported in fiscal 2004. The declining US dollar had a significant impact in these years, offsetting organic growth in most of our businesses. On a consolidated basis, revenues grew by 6% organically, at

MANAGEMENT'S DISCUSSION AND ANALYSIS

the low end of our 2006 guidance of 6% to 9% for our life sciences businesses. We attribute this to lower than market-average growth by MDS Pharma Services, for which early-stage revenue growth was negatively impacted by customer caution associated with the ongoing FDA review. Our pharmaceutical research services revenues fell 4% on a reported basis and grew 3% organically. MDS Nordion grew reported revenues 4% and grew revenues 14% organically, largely as a result of the strength in medical isotopes in the first half of the year, when an industry competitor was temporarily unable to supply the market. Reported revenues for MDS Sciex fell 2% and were up 5% on an organic basis.

	2006	% Change	2005	% Change	2004
Net revenues	**$ 1,140**	(1%)	$ 1,154	1%	$ 1,141
Operating income	**54**	125%	24	(65%)	69
Adjustments:					
Gain on sale of a business	**(2)**		-		-
MAPLE settlement	**10**		-		-
Valuation provisions	**7**		21		25
Mark-to-market on interest rate swaps	**1**		3		-
Restructuring	**(8)**		61		10
Other gains	**-**		-		(17)
MDS Proteomics	**-**		-		75
	62		109		162
Depreciation and amortization	**71**		61		58
Adjusted EBITDA	**$ 133**	(22%)	$ 170	(23%)	$ 220
Adjusted EBITDA margin	**12%**		15%		19%

Operating income for 2006 was $54 million, more than double the $24 million we reported in 2005. Operating income for 2005 was significantly affected by restructuring provisions booked in the final quarter of that year. Operating income in 2004 was $69 million.

We also track adjusted EBITDA to assess the normalized cash generating potential of our businesses. Adjusted EBITDA for fiscal 2006 was $133 million, down 22% on a reported basis from the $170 million reported in 2005. Adjusted EBITDA for 2005 was down 23% from the $220 million reported in fiscal 2004. Foreign currency accounts for a significant portion of the drop in reported adjusted EBITDA, and adjusted EBITDA for 2006 rose 7% on an organic basis.

The ongoing costs of the self-review of bioequivalence studies conducted at our St. Laurent facility from 2000 through 2004 (the Retrospective Review) were significantly higher this year than last, totalling $31 million compared to $6 million in 2005, as the review activity increased markedly over the two years. In addition, our investment in Sarbanes-Oxley (SOx) compliance increased dramatically to $14 million compared to $6 million in 2005, as fiscal 2006 is our first certification year. Together, the increase in these two items cost 360 basis points (bps) of EBITDA margin. Spending on these two items was insignificant in fiscal 2004.

Operating income for 2004 includes an $81 million loss associated with our abandoned proteomics business, MDS Proteomics. This business generated limited revenue, as it was an early-stage research and development (R&D) company. The business was shut down in the third quarter of 2004. At the time of our exit from this business we retained a minority interest and therefore it has not been treated as a discontinued operation.

Early in 2006, we reached an agreement that resulted in a comprehensive change in our relationship with Atomic Energy of Canada Limited (AECL) pertaining to the MAPLE reactor project. The details of the settlement are described in the MDS Nordion section, below. As a result of this settlement, we recorded a $10 million non-cash loss that has been reflected as an adjusting item.

Other adjustments recorded in the year included a $2 million gain resulting from the sale of an agronomics testing business based in Lincoln, Nebraska. This business contributed annual revenues of $3 million and a small profit. Also, equity earnings for 2006 reflect the impact of investment write-downs of $7 million that reduced the value of certain long-term investments held by investee companies to our estimate of realizable value. In 2005, we recorded valuation provisions and investment write-downs, including an $8 million write-off of purchased technology that was no longer compatible with our plans for our pharmaceutical research services business and an investment impairment charge of $6 million due to the uncertainty surrounding the collection of a long-term financial instrument. In 2005, we also recorded a $7 million write-down in the carrying value of our interest in Hemosol

MANAGEMENT'S DISCUSSION AND ANALYSIS

Corp. to reduce it to our estimate of realizable value and to allow for exposure under a guarantee of the company's bank debt. This item was recorded with equity earnings. Valuation provisions for fiscal 2004 of $25 million included $10 million associated with the write-down of investments in an investee company and a $15 million reduction in the value of certain deferred development costs. A further valuation provision of $2 million was recorded by MDS Proteomics and included in the results for that business.

Over the last three years, we have undertaken a number of initiatives aimed at restructuring MDS and, last year, launched initiatives designed to refocus MDS as a globally competitive life sciences company. These activities resulted in restructuring charges of $61 million in 2005 and $10 million in 2004. In fiscal 2006, we completed certain of these initiatives and as a result reduced the balance of reserves set aside for these activities. These reserve reductions included the elimination of provisions made last year for expected costs associated with an early termination of certain information technology outsourcing agreements. Satisfactory conclusion to the termination negotiations eliminated the need for this reserve. Also, during 2006 we completed the closure of our generic radiopharmaceuticals business in Europe, eliminating the need for the remaining reserves.

Selling, general, and administration expense (SG&A) for the year totalled $248 million, or 21.8% of revenues for our continuing businesses. This compares to $245 million and 21.2% of revenues for 2005 and $228 million and 20.0% of revenues for 2004. In late 2005 we took steps to reduce spending on SG&A, including a significant headcount reduction in corporate and central support services. While these efforts were successful, the reductions were more than offset by spending on the Retrospective Review and SOx compliance, with a $37 million negative impact on SG&A spending in the year for these two items. Excluding these items, SG&A spending in 2006 was substantially lower than in prior years.

MDS Sciex is responsible for the majority of R&D costs we incur. Spending on R&D fell from $100 million in 2004 to $86 million in 2005. Excluding the impact of spending by MDS Proteomics in fiscal 2004, fiscal 2005 marked the highest level of R&D spending in our history as we approached launch dates for several key new products in the second half of 2005. R&D spending declined further to $60 million in 2006 as these product launches were behind us. Reflecting these changed spending patterns, the reported R&D expense was $19 million compared to $31 million in 2005.

Depreciation and amortization expense amounted to $71 million, a $10 million increase from 2005, most of which can be attributed to amortization of deferred development costs capitalized in prior years by MDS Sciex.

Earnings per share
Adjusted earnings per share for the year were as follows:

	2006	2005	2004
Basic and diluted earnings per share from continuing operations – as reported	$ **0.22**	$ -	$ 0.16
Adjusted for:			
Gain on sale of a business and other	**(0.01)**	-	(0.08)
MAPLE settlement	**0.04**	-	-
Mark-to-market on interest rate swaps	**-**	0.01	-
Restructuring	**(0.04)**	0.30	0.04
Valuation provisions and investment write-downs	**0.06**	0.13	0.15
Tax rate changes	**(0.03)**	-	-
MDS Proteomics	**-**	-	0.47
Adjusted EPS	$ **0.24**	$ 0.44	$ 0.74

Adjustments made to determine adjusted EPS include all items used to derive adjusted EBITDA. In addition, we revalued certain future tax balances based on an enacted Canadian federal rate reduction and a Quebec tax rate increase. The impact of this revaluation was a $4 million reduction in net future tax liabilities, and the EPS impact of this was recorded as an adjustment.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fiscal 2006 guidance report

In early 2006, we provided guidance for our year ended October 31, 2006 with respect to certain key financial measures, including expected revenue growth, expense reductions, profitability improvements, and capital expenditures. The following table reconciles the 2006 guidance to proforma results. For all measures except revenue growth, these pro forma results include the impact of our Canadian diagnostics businesses other than CLS, as these businesses were included in forming the original guidance.

Measure	Guidance	2006 Result	Comment
Revenue Growth	6% to 9% organic growth from continuing life sciences businesses	6% organic growth	Within guidance
SG&A Expenses	100 to 200 bps reduction in SG&A as a percentage of revenue	80 bps as reported	200 bps reduction, excluding Retrospective Review
EBITDA Margin	100 to 250 bps improvement in organic adjusted EBITDA margin	Unchanged as reported	370 bps improvement, excluding impact of Retrospective Review
Capital Expenditures	$55 to $65 million	$66 million	$1 million above guidance range; $61 million excluding Diagnostics segment

MDS Pharma Services
Financial Highlights

	2006	% of Net revenues	2005	% of Net revenues	2004	% of Net revenues
Net revenues						
Early-stage	**$ 305**	**58%**	$ 336	62%	$ 336	66%
Late-stage	**217**	**42%**	207	38%	173	34%
	522	**100%**	543	100%	509	100%
Cost of revenues	**(399)**	**(76%)**	(380)	(70%)	(347)	(69%)
Selling, general and administration	**(137)**	**26%)**	(147)	(27%)	(122)	(24%)
Research and development	**-**	**-**	(2)	-	(1)	-
Depreciation and amortization	**(34)**	**(7%)**	(31)	(6%)	(27)	(5%)
Restructuring charges	**-**	**-**	(24)	(4%)	1	-
Other income (expense)	**4**	**1%**	(14)	(3%)	(10)	(2%)
Equity earnings	**(1)**	**-**	-	-	(2)	-
Operating income (loss)	**(45)**	**(9%)**	(55)	(10%)	1	-
Adjustments:						
Gain on sale of a business	**(2)**	**-**	-	-	-	-
Valuation provisions	**-**	**-**	14	3%	10	2%
Restructuring	**-**	**-**	24	4%	(1)	-
	(47)	**(9%)**	(17)	(3%)	10	2%
Depreciation and amortization	**34**	**7%**	31	6%	27	5%
Adjusted EBITDA	**$ (13)**	**(2%)**	$ 14	3%	$ 37	7%
Capital expenditures	**$41**		$30		$42	

MDS Pharma Services 2006 revenues fell by 4% on a consolidated basis as solid growth in our global clinical development and central laboratories did not offset weakness in certain early-stage businesses, particularly bioanalytical. On an organic basis, revenues climbed 3% for fiscal 2006 compared to 2005.

In our late-stage businesses, revenues from our central laboratory services and global clinical development services increased 6% and 4% respectively, compared to the prior year, as sales in this market remained strong. These businesses were also the major contributors as we grew contract backlog to US$430 million by year-end compared to US$340 million at the end of 2005, for a 26% increase. This followed a 13% increase in 2005 from the US$300 million reported at the end of fiscal 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Average monthly backlog by quarter was as follows:

Average monthly backlog	(millions of US dollars)
Fiscal 2005 – Quarter 1	$ 315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 – Quarter 1	370
Quarter 2	400
Quarter 3	400
Quarter 4	430

Our overall early-stage research businesses were down 9%; however, our pharmacology businesses experienced 11% growth this year while drug safety services revenues were essentially level with the prior year. The drop in early-stage revenues reflects the continuing impact of the ongoing Retrospective Review.

MDS Pharma Services has reported an operating loss this year, due in large part to the impact of the Retrospective Review, including the direct costs of the Review and the related impact on customers.

SG&A expenses for the segment were down this year, despite the impact of the Retrospective Review, due primarily to the restructuring undertaken at the end of fiscal 2005. Segment SG&A includes $19 million of costs associated with the Review and we therefore expect a further reduction in SG&A as a percentage of revenues for the segment in fiscal 2007 once the review work is complete.

Other income and expense for 2006 includes a $2 million gain from the sale of the agronomics business and a $2 million insurance settlement for costs related to Hurricane Katrina, which severely damaged our New Orleans Phase I facility in September 2005. The agronomics gain has been treated as an adjustment in arriving at adjusted EBITDA. The insurance proceeds were not treated as an adjustment as they represent reimbursement for costs otherwise incurred and expensed during the year.

During 2005, we determined that a $6 million long-term investment was impaired based on our assessment of the likelihood of collecting this loan receivable. In addition, we recorded an $8 million impairment charge related to a five-year licensing agreement with an investee that granted us access to certain biomarker-related technology. This technology became redundant when we launched the Biomarker Alliance with a number of partners in June 2005. These items make up other income (expense) for 2005.

Adjusted EBITDA for the segment was a loss of $13 million compared to income of $14 million in 2005 and $37 million in 2004. Adjusted EBITDA for 2006 reflects $27 million related to the direct costs of the Retrospective Review (including the $19 million recorded in SG&A and a further $8 million recorded in cost of revenues) compared to $4 million in 2005.

We remain focused on taking action to position MDS Pharma Services for continued growth and improved operating profitability as we move forward. Recently, we have taken a number of steps designed to focus on MDS Pharma Services' core competencies and strengthen the business:

- Appointment of David Spaight as President of MDS Pharma Services
- Strengthening our senior management team with new global leaders in Pharmacology, Early Clinical Research, Bioanalysis, Global Clinical Development, and Global Central Labs
- Expansion of our early clinical research capacity in Lincoln (50 beds), expansion of capacity in our drug safety testing business in Lyon, and beginning an expansion of our Phoenix early clinical research capacity (300 beds)
- Selling or closing of a number of our smaller, less profitable business lines and sites including, Munich (clinical pharmacology), Geneva (in vitro pharmacology), Taipei (fermentation); Tampa (pharmaceutics), Blainville (pharmaceutics), Bothell (biopharmaceutics/biosafety), and Lincoln (agricultural testing)
- Stringent management of hiring and discretionary spending
- Enhanced management review and reporting processes
- More selective business development activities, particularly in our late-stage businesses
- Introduction of LeanSigma as a primary tool to facilitate continuous improvement

MANAGEMENT'S DISCUSSION AND ANALYSIS

In the fourth quarter of 2006, we took further action aimed at productivity improvement in our growing pharmacology and global clinical development businesses through the elimination of 50 positions, which resulted in a $3 million restructuring charge being recorded in the quarter, offsetting a reduction in certain restructuring reserves set aside last year.

Subsequent to year-end, we announced the closure of our Phase I facility in New Orleans, which was reconstructed after it was damaged in Hurricane Katrina in 2005. Unexpectedly, our experience has been that it is difficult to attract volunteers necessary to conduct studies and that customers have been reluctant to place work in this region, preferring instead to direct studies to our other facilities. With our recently completed expansion in Lincoln and our ongoing expansion in Phoenix, we will have sufficient new capacity to accommodate the expected continued growth in demand for our Phase I services in 2007 and beyond.

Also subsequent to year-end, we completed the sale of our local Spanish clinical development business. This operation was focused exclusively on domestic Spanish opportunities and was not considered to be central to our global clinical development business going forward. We will continue to have an operating presence in Madrid, which will be managed as part of our integrated global clinical development network.

We expect to report a loss ranging between $7 million and $9 million in the first quarter of 2007 in connection with these activities.

Additional operating improvement initiatives are currently under evaluation, and we expect to implement these initiatives in coming months.

Capital expenditures for the segment totalled $41 million and included amounts spent to increase capacity in Lincoln and Lyon and to establish our new central laboratory in the US. Capital expenditures were $30 million in 2005 and $42 million in 2004.

FDA review of bioanalytical operations
The Company continues to work to address FDA issues related to bioequivalence operations in our St. Laurent and Blainville facilities. Other lines of business in St. Laurent and elsewhere, and other sites where bioequivalence work is conducted, are not the subject of the FDA letters and discussions described below. These other business lines and sites continue to operate in the ordinary course of business and are subject from time to time to routine FDA inspections. We have no indication that the FDA has concerns with respect to these operations.

The current regulatory issues commenced with the receipt of two letters from the FDA in May and December 2004. The first of these letters expressed concerns related to certain procedures performed in a bioanalytical study in 2001 at our St. Laurent facility. The second letter related to inspections of the St. Laurent bioequivalence operations during September and October 2004.

In response to these letters, we met with the FDA during February 2005 and agreed on a plan for MDS to undertake a comprehensive self-review of bioequivalence studies conducted at our St. Laurent facility from 2000 through 2004. This Review commenced in March 2005.

The FDA conducted an inspection of our bioequivalence operations in St. Laurent and Blainville during March 2006. At the conclusion of the inspections, we received observations on a Form 483 related to the effectiveness and management of the Retrospective Review, and to certain studies conducted at both sites. Following the inspection, we made changes to the review management team and specific changes in the Retrospective Review, and voluntarily suspended all commercial bioanalytical liquid chromatography/mass spectrometry operations at the St. Laurent facility in order to focus the site's resources on completing the review in a high-quality manner.

In September 2006, we received a further letter from the FDA (the 2006 Letter) regarding the Retrospective Review and the March 2006 inspection, including certain of our responses to the related Form 483. The 2006 Letter was critical of the management and the effectiveness of the Retrospective Review and took issue with certain responses to the Form 483 observations and our investigation of certain results. While not addressing all of the actions implemented by the Company since March 2006, the letter made it clear that we had not yet been able to satisfactorily demonstrate to the FDA the effectiveness of the Retrospective Review or that their concerns had been fully addressed.

MANAGEMENT'S DISCUSSION AND ANALYSIS

We also were advised during 2006 by a limited number of customers that they had received letters from the FDA indicating that submissions containing bioequivalence data from our St. Laurent and Blainville facilities would not be approved until FDA concerns with the data were resolved.

In October 2006, we met with the FDA regarding the status of the Retrospective Review and the 2006 Letter. At this meeting, and in correspondence with the FDA and responses to the 2006 Letter and the Form 483 observations, MDS has responded to the concerns raised by the FDA, highlighted upgrades and enhancements to the Retrospective Review and provided a comprehensive update of the findings of the Retrospective Review. While we consider the October meeting to have been productive and believe that we have provided information sufficient to address FDA concerns with the Retrospective Review, MDS has not yet received a response from the FDA to its submissions and there can be no assurance that the FDA will be satisfied with our response, that the FDA will accept the results of the Retrospective Review, or that the FDA will not take further enforcement action.

During fiscal 2006 we devoted substantial effort and resources to conducting the Retrospective Review, incurring direct costs of $31 million, of which $27 million is included in MDS Pharma Services' results and $4 million, is recorded in our corporate segment. These amounts include direct labour, consulting costs, and the cost of related customer accommodations.

Since February 2005 we have worked diligently in the conduct of the Retrospective Review and to address issues raised by the FDA related to our St. Laurent and Blainville bioequivalency operations including:

- Establishing a dedicated team in February 2005 to conduct the Retrospective Review, which now includes approximately 100 full-time employees
- Improving the leadership, project management, and control of the Retrospective Review in response to the March 2006 inspection
- Initiating changes to the Company's quality and regulatory procedures, including the introduction of a Quality Leadership Program to formalize the learnings from the Retrospective Review. This program is designed to improve customer quality and services through continuous improvement and compliance across all of our bioanalytical sites to ensure that operations are compliant with current FDA standards including procedures that automatically trigger investigational activities when data issues occur
- Engaging third party consultants, including Lachman Consultant Services Inc., to assist with the review and to audit the process and results
- Suspending all commercial bioanalytical liquid chromatography/mass spectrometry operations in the St. Laurent facility in March 2006 to allow the facility to focus solely on the Retrospective Review
- Prioritizing of studies subject to letters from the FDA as described above
- Providing detailed response to FDA Form 483 observations and letters
- Submitting study closure reports to the FDA and sponsors upon the completion of the review and audit of studies

Since receipt of the first FDA letter, we have worked closely with our clients to keep them informed of our ongoing discussions with the FDA. We have worked especially closely with clients who have had bioanalytical data produced in our St. Laurent and Blainville facilities questioned by the FDA by prioritizing study reviews to correspond with their priorities.

Bioequivalence work for our generic customers has suffered a significant decline over the period in which we have been addressing the FDA issues. Our early clinical business has continued to experience a noticeable decline in business, generally attributable to reluctance by certain of our generic customers to place work in the St. Laurent clinic while the review is underway.

Resolution of the Retrospective Review remains a key operational focus for MDS Pharma Services and MDS. We have focused on maintaining open communication with clients and keeping them aware of the progress of our work. We remain committed to working cooperatively with the FDA and our customers to address all of the FDA's concerns and to complete the Retrospective Review in a satisfactory manner. There can be no assurance that these studies will be acceptable to the FDA or that they will not require additional work.

On January 10, 2007, the US Food and Drug Administration (the FDA) issued letters to MDS and to sponsors of studies conducted by the Company at its Montreal-area bioanalytical laboratory facilities. In the letter, the FDA

MANAGEMENT'S DISCUSSION AND ANALYSIS

indicated that sponsors would be responsible for re-validation of certain data and conclusions related to bioanalytical studies conducted by MDS in the period 2000 to 2004.

The Company is currently assessing the impact of this event to determine the amount of additional costs that MDS may incur related to settlements with sponsors, changes to its Montreal-area facilities and processes, or other matters, if any. Insufficient information is currently available to enable the Company to measure such costs with certainty or to determine the timing of such payments, and therefore, no provision for these additional costs, if any, has been recorded in the statement of financial position for these matters as at October 31, 2006.

At the current time we are not able to estimate the full extent or cost of the effort required to fully satisfy the FDA and related client obligations. We also are unable to judge what further impact this situation will have on our business development activities, particularly for our bioanalytical and early clinical operations.

MDS Nordion
Financial Highlights

	2006	% of Net revenues	2005	% of Net revenues	2004	% of Net revenues
Net revenues	**$338**	**100%**	$325	100%	$350	100%
Cost of revenues	**(172)**	**(51%)**	(163)	(50%)	(163)	(47%)
Selling, general and administration	**(58)**	**(17%)**	(57)	(18%)	(51)	(15%)
Research and development	**(4)**	**(1%)**	(4)	(1%)	(4)	(1%)
Depreciation and amortization	**(16)**	**(5%)**	(17)	(5%)	(15)	(4%)
Restructuring charges	**2**	**1%**	(4)	(1%)	(2)	-
Other income (expense)	**(10)**	**(3%)**	-	-	3	1%
Equity earnings	**-**	**-**	-	-	-	-
Operating income	**80**	**24%**	80	25%	118	34%
Adjustments:						
MAPLE settlement	**10**	**3%**	-	-	-	-
Other gains	**-**	**-**	-	-	(3)	(1%)
Restructuring	**(2)**	**(1%)**	4	1%	2	-
	88	**26%**	84	26%	117	33%
Depreciation and amortization	**16**	**5%**	17	5%	15	4%
Adjusted EBITDA	**$104**	**31%**	$101	31%	$ 132	38%
Capital expenditures	**$ -**		$ 61		$ 56	

Revenues from our isotopes business were up 4% compared to the prior year on a reported basis and 14% on an organic basis. Revenues were especially strong in the first half of fiscal 2006 as a major competitor announced a voluntary recall of technetium generators, used primarily for cardiac imaging, while they addressed sterility issues at their primary manufacturing facility. This facility was out of production for most of the first six months of fiscal 2006 and sales volumes for our isotopes business increased during this time. We estimate that up to $16 million of high-margin revenues were realized in the first two quarters related to this. Industry supply returned to normal by the end of May.

Our supply of cobalt was much better this year, following a year of tight supply in fiscal 2005. Our sterilization business is heavily dependent on cobalt inventories, which are, in turn, impacted by maintenance schedules for the power generating reactors in which they are produced. Quarterly volumes and revenues for this portion of our isotopes business can fluctuate significantly based on the timing of reactor maintenance. Our inventory of cobalt was reduced by the fourth quarter of fiscal 2006 for this reason. Demand for cobalt remains healthy, and we took steps to increase our supply of cobalt, signing a new long-term contract in November 2005 with Rosenergoatom (the utility operator responsible for Russia's nuclear power plants) and, in February 2006, renewing our existing contract with Bruce Power Limited Partnership to 2019.

Early in fiscal 2006, we were pleased to report the settlement of mediation with AECL related to the MAPLE reactor project. The agreement reached with AECL provides the basis for a productive ongoing relationship between us and enables AECL to move forward on the construction project. We have been relieved of any obligation for capital costs related to the completion of construction and commissioning of the reactors and the dedicated

MANAGEMENT'S DISCUSSION AND ANALYSIS

production facility, and at the same time, we have achieved a level of certainty regarding the cost of acquiring isotopes for sale in the future that was not possible under the earlier agreement.

Under this settlement agreement, we exchanged our interest in the project, along with certain associated inventories, for $25 million in cash, a non-interest bearing note due over four years beginning in 2008, and a 40-year supply agreement containing terms that are similar to those contained in the current supply agreement with AECL. Since AECL has now assumed full ownership of the facility, it will be responsible for capital costs associated with completing construction and commissioning the reactors and for future operating costs. MDS has retained a commitment to assist AECL to defray the costs of any material and unusual regulatory changes, should such a change occur during the life of the current or future supply agreement. This commitment extends to cover any changes required by international agreements or treaties related to the use of highly enriched uranium in the reactors. We have also retained certain legal rights in the event that the facility is not operational by 2008.

As at October 31, 2005, the carrying value of our interest in the project totalled $393 million. This carrying value included construction costs, as well as interest costs that were capitalized during the construction phase. As part of the settlement, AECL assumed responsibility for all costs incurred on the project subsequent to October 31, 2005, and a settlement was reached for certain earlier costs that we had capitalized prior to November 1, 2005.

Taking these adjustments into account, the carrying value of our interest in the project was $370 million at the time of the settlement. Under the settlement, we exchanged our interest in the reactor project, along with related parts and supply inventories having a carrying value of $53 million, for $25 million in cash, the promissory note having a discounted present value of $43 million, and the 40-year supply agreement. With the assistance of an independent valuator, we determined that the fair value of the supply agreement was $344 million and, accordingly, we recorded a loss of $10 million resulting from this settlement in the second quarter. This amount has been treated as an adjustment in arriving at adjusted EBITDA for the year.

The National Research Universal reactor will remain our primary source of reactor isotopes, including molybdenum, while AECL completes the MAPLE facility. In July 2006, AECL announced that the operating licence for this facility was extended to October 31, 2011.

Late in 2006 we announced plans to launch a clinical trial for our proprietary product, TheraSphere®. The trial, which will focus on patients suffering from secondary liver cancer, will proceed during fiscal 2007. Meanwhile, sales of TheraSphere continued under a humane devices exemption.

In 2004, we concluded a $32 million (US$25 million) agreement with Biogen Idec Inc. to buy out certain minimum purchase commitments related to the supply of yttrium-90. The proceeds of this agreement were recorded as deferred revenue and are being recognized in income over the original five-year contract term, which ends in February 2007.

The reversal of restructuring provisions in this segment relates to reserves established in 2003 for the closure of our generic radiopharmaceutical manufacturing business in Belgium. The closure of these operations was finalized this year, and certain of the costs originally provided for were avoided. We have also adjusted EBITDA for a gain we recorded in 2004 following the sale of shares of the acquirer of our Oncology Solutions business. The shares were received as part of the consideration from that sale in 2003. This amount was included in other income in 2004.

SG&A expenses were up slightly for MDS Nordion at $58 million compared to $57 million in 2005. Depreciation and amortization was down slightly at $16 million compared to $17 million in the prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted EBITDA for the segment was $104 million, up 3% from 2005 on a reported basis and up 31% organically. Currency continues to have a significant impact on the reported results for MDS Nordion as a large portion of revenues is denominated in US dollars while the majority of costs are denominated in Canadian dollars.

During fiscal 2006 we introduced a new line of equipment for cancer treatment, the MDS Nordion Equinox™, a state-of-the-art cancer therapy system, and Avanza, a patient positioning treatment table. Both the Equinox and the Avanza received CE Mark approval and are now commercially available in Europe and elsewhere. Sales of these products developed over the course of the year.

Also during 2006, MDS Nordion signed two new strategic customer agreements. In February, we signed a six-year renewable contract with Molecular Insight Pharmaceuticals, Inc. (MIP) to manufacture and supply Zemiva™, a molecular imaging pharmaceutical being developed for cardiac ischemia, or insufficient blood flow to the heart. Zemiva™, currently in clinical trials, is targeted for the emergency department setting. This contract will enable us to build upon our existing strong development partnership with MIP through the use of our significant development and manufacturing capabilities to meet the commercial market needs of Zemiva™. As a result of the contract, we have expanded our Good Manufacturing Practice (GMP) manufacturing capabilities at our Vancouver facility to support the clinical program and commercial supply of Zemiva™.

In April, we signed a three-year contract with Bradmer Pharmaceuticals Inc. (Bradmer) for the development and clinical trial supply of Neuradiab™, a monoclonal antibody conjugated to an isotope and used to treat glioblastoma multiforme, the most common and deadly form of brain cancer. In six clinical trials reported by Bradmer leading up to the signing of this agreement and involving over 160 glioblastoma multiforme cancer patients, Neuradiab™ demonstrated a significant survival benefit over historical controls. This new agreement with Bradmer further demonstrates our capabilities in the growing field of radiotherapeutics.

Business arrangements such as those with Bradmer and MIP are consistent with our strategic direction in this business as we focus on broadening our product offerings in medical imaging and radiotherapeutics. Expertise in radioisotope production and utilization is a key competency for MDS Nordion, and we plan to leverage this knowledge in new product areas. Neither of these contracts had a material impact on fiscal 2006 results, but both position us well in this market for the future.

Capital expenditures by MDS Nordion were negligible in 2006 as AECL assumed full responsibility for the construction of MAPLE. Capital costs were $61 million and $56 million in 2005 and 2004, respectively, due to the significant investment then being made in MAPLE. Aside from capital expenditures, MDS Nordion invests significantly in maintenance of its facilities, and all such costs are expensed as incurred.

MDS Sciex
Financial Highlights

	2006	% of Net revenues	2005	% of Net revenues	2004	% of Net revenues
Net revenues	**$280**	**100%**	$286	100%	$282	100%
Cost of revenues	**(172)**	**(61%)**	(166)	(58%)	(150)	(53%)
Selling, general and administration	**(18)**	**(6%)**	(19)	(7%)	(11)	(4%)
Research and development	**(15)**	**(5%)**	(26)	(9%)	(33)	(12%)
Depreciation and amortization	**(21)**	**(8%)**	(12)	(4%)	(8)	(3%)
Restructuring charges	**-**	**-**	(3)	(1%)	-	-
Other income (expense)	**-**	**-**	-	-	(1)	-
Equity earnings	**-**	**-**	1	-	-	-
Operating income	**54**	**19%**	61	21%	79	28%
Adjustments:						
Other gain	**-**	**-**	-	-	(14)	(5%)
Valuation provisions	**-**	**-**	-	-	15	5%
Restructuring	**-**	**-**	3	1%	-	-
	54	**19%**	64	22%	80	28%
Depreciation and amortization	**21**	**8%**	12	4%	8	3%
Adjusted EBITDA	**$75**	**27%**	$76	26%	$ 88	31%
Capital expenditures	**$ 8**		$ 6		$ 9	

MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS Sciex revenues were down 2% as reported but up 5% on an organic basis, as the declining US dollar continued to have an impact on this export-based business. Strong sales of high-end instruments were the driver of results this year and demand from the small molecule markets has offset softer market conditions for proteomics. Our high-end API 5000™ and API 4000™ were also strong performers, joined this year by the 4800 MALDI TOF/TOF™ analyzer, a product we introduced to the proteomics market in 2005.

Applied markets continued to grow in prominence in 2006, as more and more new users in these fields adopt mass spectrometry as part of their core capabilities. These markets include food testing and forensics and typically make use of mid-range platforms. Our mid-range API 3200™ and 3200 Q TRAP® have proven popular in these markets.

Over the past two years we have introduced 18 new products ranging from software updates to a revolutionary new platform for cellular analysis. We have entered the HPLC market with a new line of equipment sold under the Tempo™ name. We are happy with the market response to our new products this year. While many of the new products develop on existing technologies and markets, the CellKey™ System is an entirely new product for us. The CellKey System is based on cellular dielectric spectroscopy (CDS) technology, an approach that removes the requirement for fluorescent or radiolabelled markers from the drug discovery workflow, thereby simplifying assay development. The sensitivity of CDS's impedance-based measurement system enables the measurement of endogenous receptor targets in whole live cells and the generation of data that is more biorelevant than in other cellular screening systems.

CellKey is an important new product for us in a number of ways. To begin, it is the first major product launch for us outside of our existing partnerships with Applied Biosystems and PerkinElmer. It is also the flagship instrument that will be manufactured in our new Singapore facility. This facility was officially opened in February 2006 and we have been transferring production of certain products to the facility throughout the year. This location will also enable us to secure a more effective supply chain with Asian suppliers and we intend to source product for both our Singapore and Concord manufacturing operations from these suppliers. We believe the cost savings afforded by reorganizing our operations in this way will help to offset the impact of the US currency.

MDS Sciex reported operating income of $54 million for the year, down 11% from 2005. The drop in the value of the US dollar was a significant factor in the reported results. Factoring in the impact of the movement in the US dollar, adjusted EBITDA was 22% higher for 2006 versus 2005 on an organic basis.

A modest reduction in SG&A in the year from $19 million to $18 million followed our restructuring announced at the end of 2005. SG&A in fiscal 2004 was $11 million.

Under Canadian GAAP, we capitalize a substantial portion of our R&D spending and amortize these deferred costs once products are brought to market. Details of our R&D expenses are included in note 12 to our consolidated financial statements.

The substantial increase in depreciation and amortization in 2006 relates primarily to the amortization of development costs previously deferred. Amortization of such costs was low in fiscal 2005 as this was a transition year between product lines.

In 2004, we recorded a gain of $14 million resulting from a successful US patent infringement suit against Micromass/Waters.

Capital expenditures totalled $8 million compared to $6 million in 2005 and $9 million in 2004. Costs associated with the construction of the Singapore facility and the cost of demonstration models of our new products account for the majority of spending this year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Corporate and other
Financial highlights

	2006	2005	2004
Selling, general and administration	**($ 35)**	($ 22)	($ 38)
Research and development	**-**	1	-
Depreciation and amortization	**-**	(1)	(2)
Restructuring charges	**6**	(30)	(9)
Other income (expense)	**(1)**	(3)	-
Equity earnings	**(5)**	(7)	1
Operating loss	**(35)**	(62)	(48)
Adjustments:			
Mark-to-market adjustments	**1**	3	-
Valuation provisions	**7**	7	-
Restructuring	**(6)**	30	9
Depreciation and amortization	**-**	1	2
Adjusted EBITDA	**($ 33)**	($ 21)	($ 37)

Corporate and other includes costs associated with our Corporate offices and executive management functions, along with equity earnings related to certain venture investments. Corporate expenses for fiscal 2006 were 3% of consolidated net revenues compared to 2% for fiscal 2005 and 3% for 2004. Corporate expenses for 2006 include $4 million associated with the costs of the Retrospective Review compared to $2 million in fiscal 2005. Costs also include the corporate portion of our SOx compliance efforts and incremental audit costs associated with that certification. Fiscal 2004 was not affected in any significant way by either of these items.

To improve our operating results, we implemented a restructuring plan in 2005 that included a reduction of our global workforce by approximately 750 employees. Approximately one-quarter of the headcount reduction came from our Corporate and now-disbanded Enterprise Services areas. Net restructuring charges incurred in Corporate amounted to $30 million in 2005 related to these plans.

Other items affecting the comparability of the corporate and other segment from year to year include the following:
- R&D investment tax credits earned in fiscal 2005 and related to our MDS Proteomics business that was shut down in 2004 were included in the corporate and other segment.
- Fiscal 2005 includes depreciation and amortization associated with the start-up period of our new ERP system. In fiscal 2006 the depreciation and amortization associated with this system was charged to the businesses that utilize the system.
- Corporate and other for 2006 and 2005 include valuation provisions to reduce the value of certain investments to our estimate of their net realizable value.
- Other income (expense) reflects mark-to-market adjustments on a portion of our interest rate swaps that was deemed to be an ineffective hedge for accounting purposes.

On December 2, 2005, Hemosol Corp. (Hemosol, an investee in which we hold approximately 6.5 million shares), declared bankruptcy. As a result of the bankruptcy, Hemosol's bank requested payment by MDS under the guarantee, and on December 8, 2005, we paid the bank $20 million. In doing so, we assumed the loan and the senior security position held by the bank. As we had previously provided for a $7 million exposure under this guarantee, the carrying value of this new debt interest is $13 million.

In conjunction with another secured lender who ranks second to us in preference, during the course of fiscal 2006, we provided $1.5 million of debtor-in-possession (DIP) financing to facilitate an orderly liquidation of Hemosol.

On November 3, 2006, we sold our secured interest in Hemosol for $13 million. We also sold our DIP financing interest to the same party for its face value. We expect to report a gain of approximately $2 million as a result of this transaction, as the carrying value of our DIP financing interest is nil. Subsequent to that transaction, a third party sponsor of a plan that will enable Hemosol to emerge from bankruptcy protection sought to have this transaction set aside. The outcome of this action cannot be estimated at this time.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Discontinued operations

The results of our discontinued businesses were as follows:

	2006	2005	2004
Net revenues	$ 414	$ 675	$ 723
Cost of revenues	(256)	(477)	(531)
Selling, general and administration	(61)	(113)	(98)
Depreciation and amortization	(10)	(14)	(17)
Goodwill write-down	-	(15)	-
Gain on sale of discontinued operations	28	-	-
Restructuring charges	(1)	(11)	(4)
Other expenses	(3)	-	(10)
Equity earnings (loss)	3	2	2
Operating income (loss)	114	47	65
Interest expense	-	(1)	(1)
Dividend and interest income	2	3	1
Income taxes recovery (expense)	7	(9)	(23)
Minority interest - net of tax	(10)	(10)	(14)
Income from discontinued operations – net of tax	$ 113	$ 30	$ 28
Basic earnings per share	$ 0.79	$ 0.22	$ 0.20

Income taxes applicable to our discontinued operations for fiscal 2006 include a $4 million recovery related to assets disposed of in the year and a $15 million tax recovery related to the recognition in 2006 of the tax shelter provided by capital losses of prior years that were not previously recognized. We expect to use these capital losses to reduce the amount of cash taxes payable resulting from the sale of the diagnostics business and accordingly have classified this recovery within discontinued operations.

The sale of Calgary Laboratory Services was finalized in early 2006. A goodwill impairment charge of $15 million was recorded in 2005 to reflect our anticipated recovery from this sale.

In November 2005, we completed the sale of our interest in Source to Cardinal Health for proceeds of $79 million and recorded a gain of $28 million. The gain on this transaction was tax sheltered due to the availability of certain capital losses within MDS.

Other expenses in discontinued operations include a $3 million non-cash valuation provision on long-term investments (2004 - $10 million).

Interest
Interest expense was $26 million compared to $21 million in 2005 and $23 million in 2004. The increase compared to 2005 relates to non-cash interest expense on a government loan associated with the MAPLE project. Prior to the MAPLE settlement, interest on this loan was capitalized as part of the project costs. In 2006, we capitalized $2 million of interest costs related to the MAPLE project (2005 - $9 million; 2004 - $8 million) prior to completing the settlement.

Dividend and interest income was $18 million for the year, an increase of 80% over 2005. Higher cash balances and interest on the MAPLE inventory note receivable account for the increase.

Income taxes
The effective tax rate for 2006 was 30% (2005 - 92%; 2004 - 74%). The 2006 rate was lower than the expected rate because of the net impact of lower future Canadian federal income tax rates, partially offset by higher rates expected in the future applicable to our earnings in the province of Quebec. These items resulted in a $4 million net decrease in future tax liabilities, which reduced our tax expense for the year by the same amount.

The effective tax rates for 2005 and 2004 were significantly higher than the expected rate as we were unable to recognize future tax recoveries on investment write-downs and on certain elements of restructuring charges that

MANAGEMENT'S DISCUSSION AND ANALYSIS

related to operations in foreign jurisdictions in which we are unable to recognize tax assets due to persistent operating losses.

Liquidity and capital resources

	2006	2005	Change
Cash, cash equivalents, and short-term investments	$ 436	$ 265	65%
Operating working capital[1]	$ 117	$ 82	43%
Cash from continuing operating activities	$ 38	$ 89	(57%)
Current ratio (excludes net assets held for sale)	2.5	1.7	n/m

[1] Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

The improvement in the current ratio is mainly due to the reduction in accounts payable and accrued liabilities over the course of the year and the buildup of cash resulting primarily from the sale of certain businesses.

Our liquidity needs can be satisfied from cash generated by operations and short-term borrowings against our available lines of credit. During 2005, we negotiated a $500 million, five-year committed, revolving credit facility which replaced our previous $225 million credit facility. No funds were borrowed under the facility as of October 31, 2006.

Our primary uses of cash flow are operational expenses, investment in capital, dividends, interest and principal payments on our debt securities, and, in prior years, our share repurchase program. During the year, we renewed our normal course issuer bid (NCIB) which authorizes us to repurchase up to 10,967,277 Common shares from time to time for a one-year period ending June 29, 2007. The repurchase of shares, if any, will be dependent upon the availability and alternative uses of capital, market conditions and other factors. Although we renewed our NCIB during 2006, we repurchased no shares during the year. In 2005, we repurchased and cancelled 799,000 Common shares for $13 million under the NCIB.

Cash provided by operating activities was $155 million, representing a decrease of $6 million compared to last year. Cash from operations included $117 million from our discontinued operations and $38 million from continuing operations. These amounts compare to $72 million and $89 million respectively for 2005 and $46 million and $125 million respectively for 2004.

Operating cash flow for 2006 was significantly affected by investments in working capital, including liquidating restructuring liabilities and a buildup in accounts receivable and unbilled revenues. Implementation of our ERP system in MDS Pharma Services resulted in billing delays during the year. We are devoting resources to catching up with billings and are focused on customer collections.

Cash used in investing activities (excluding discontinued operations) was $207 million this year; however, $152 million was used to purchase short-term investments. Excluding this item, cash used in investing activities by continuing operations was $55 million compared to $157 million last year and $141 million in 2004. The significant drop compared to prior years reflects the elimination of capital expenditure requirements associated with the MAPLE project. In addition, the 2006 balance reflects the $27 million cash proceeds from the MAPLE settlement.

Investing activities related to discontinued operations generated $85 million of cash in 2006 compared to a usage of $2 million in 2005 and a source of $6 million in 2004. The 2006 amount includes the substantial proceeds from the sale of Source and CLS.

Cash used in financing activities (excluding discontinued operations) during the year was $1 million, compared to $22 million in 2005 and an $8 million source of funds in 2004. The decrease between 2005 and 2006 primarily reflects the inactivity on the NCIB compared to the last two years.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated capital expenditures, research and development expenditures and other cash requirements in 2007. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash. We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Contractual obligations
The following table summarizes our contractual obligations as at October 31, 2006, and the effect such obligations are expected to have on our liquidity and cash flows in future years. The table excludes amounts already recorded on the consolidated balance sheet as current liabilities and certain other purchase obligations discussed below:

		2007		2008		2009		2010		2011		Thereafter
Long-term debt	$	22	$	104	$	21	$	31	$	18	$	246
Operating leases		18		17		14		13		11		19
Other contractual obligations		50		38		38		29		37		125
	$	90	$	159	$	73	$	73	$	66	$	390

Long-term debt consisted of $350 million (US$311 million) of senior unsecured notes issued under a private placement during 2003, a $27 million (US$24 million) note payable in connection with our MALDI acquisition in 2004, a $48 million non-interest bearing government loan and other commitments totalling $17 million.

We have long-term supply arrangements totalling $245 million with certain suppliers that provide us with radioisotopes. This amount is included in other contractual obligations. These agreements provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. The remaining balance of other contractual obligations is inclusive of commitments totalling $69 million relating to the outsourcing of certain information technology infrastructure services.

The Company has entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or, for some obligations, changes to agreed-upon amounts.

Guarantees
In the normal course of operations, we provide indemnifications that are often standard contractual terms to counterparties in transactions such as purchase and sale contracts, service agreements and leasing transactions. These indemnification agreements may require us to compensate the counterparties for costs incurred as a result of various events. The terms of these indemnification agreements will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay to counterparties.

Off-balance sheet arrangements
MDS does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Derivative instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure. These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures. All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and we utilize financial information provided by certain of these banks to assist us in determining the fair market values of the financial instruments.

The net unrealized mark-to-market value of all derivative instruments at October 31, 2006 was a gain of $1 million compared to a gain of $3 million at the end of 2005 and income of $44 million at the end of 2004. The substantial drop from 2004 reflects the utilization of highly advantageous hedge positions in foreign currency during fiscal 2005 and 2006.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Capitalization

	2006	2005	Change
Long-term debt	$ 442	$ 465	(5%)
Less: cash, cash equivalents, and short-term investments	(436)	(265)	65%
Net debt	6	200	(97%)
Shareholders' equity	1,590	1,425	12%
Capital employed[1]	$ 1,596	$ 1,625	(2%)

[1] Capital employed is a measure of how much of our net assets are financed by debt and equity.

Long-term debt decreased from $465 million to $442 million between October 2005 and October 2006. Loan payments were $8 million in 2006 compared to $1 million in 2005 and $2 million in 2004. Overall, the change in long-term debt primarily reflects the revaluation of our senior unsecured notes to year-end exchange rates. The value of the US dollar relative to the Canadian dollar fell by $0.06 during fiscal 2006, resulting in a further unrealized gain on this debt of $18 million (2005 - $11 million) and bringing the total cumulative unrealized gain to $142 million. This unrealized gain is recorded in the cumulative translation adjustment account.

Share capital

Shares issued and outstanding	2006	2005	2004
Outstanding beginning of the year	142,099	141,826	141,122
Issued during the year	2,220	1,072	1,561
Repurchased and cancelled	-	(799)	(857)
Outstanding - end of year	144,319	142,099	141,826
Dividends declared per share	$ 0.13	$ 0.13	$ 0.09
Market price per share:			
High	$ 23.20	$ 21.65	$ 23.20
Average	$ 20.81	$ 18.37	$ 20.30
Low	$ 18.25	$ 15.39	$ 18.17
Book value per share[1]	$ 11.02	$ 10.03	$ 10.02

[1] Book value per share is calculated as Common shareholders' equity divided by the number of Common shares outstanding.

Risks and uncertainties

This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year. A more detailed discussion of long-term risks and uncertainties and industry trends is contained in our AIF.

Exposure to foreign currencies

Approximately 95% of revenue is earned outside of Canada based on the customer's location. The majority of our export product revenues and a significant component of our foreign activities are denominated in US dollars. We believe that continued expansion outside of Canadian markets is essential if we are to achieve our growth targets. This expansion will subject us to volatility associated with changes in the value of the Canadian dollar.

We manage exchange rate risk principally through the use of foreign exchange contracts. At October 31, 2006, we had outstanding US dollar contracts and options in place to sell up to US$64 million and, in certain circumstances, up to US$82 million, at a weighted average exchange rate of C$1.1412 maturing over the next five months. We treat these contracts as hedges for accounting purposes.

In addition to foreign operations and export sales, our senior unsecured notes payable are denominated in US dollars. This long-term debt is considered a hedge of our net investment in our US operations. Depending on changes in the value of the US dollar, repayment of this debt may require more cash than the value of this debt as it is currently reported.

MDS maintains a centralized treasury function that operates under policies and guidelines approved by the Audit Committee of the Board of Directors, covering foreign currency exchange, funding, investing, and interest rate management. MDS's policies and guidelines prevent it from using any derivative instrument for trading or speculative purposes.

MANAGEMENT'S DISCUSSION AND ANALYSIS

MDS will continue to monitor its current and anticipated exposure to fluctuations in foreign currency exchange rates and enter into currency derivatives contracts to manage the exposure.

Government regulation and funding
The cost of compliance with government regulation is necessary and impacts most of our businesses. Changes in policies, procedures, systems and staff training required by government regulation can have the effect of increasing the costs we incur to provide our products and services. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the FDA and the Canadian Nuclear Safety Commission.

Our pharmaceutical research facilities and our isotope manufacturing facilities are subject to audit and approval by the FDA and similar agencies. Failure to achieve approval by these agencies will impact our ability to secure contracts to perform work. Audit reports issued by relevant regulatory bodies could directly impact our ability to attract and retain work, as was the experience in 2005 and 2006 for our Montreal-area bioanalytical research facilities. We capitalize on such experiences by formalizing the learning into our standards to improve our quality assurance practices and customer quality and services.

Regulatory policies are designed to protect the public's health and can impact our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and we maintain a balanced portfolio of development contracts.

Our diagnostics businesses in Canada are heavily dependent on both government licensing and government funding. The level of government funding directly reflects government policy related to heath care spending, and decisions can be made regarding funding that are largely beyond our control. A change in the level of reimbursement for diagnostic testing could have a material impact on our operating results and cash flows in a year.

Intellectual property
Our Life Sciences businesses are each dependent on intellectual property either in the form of patent protection of key technologies or unpatented proprietary methods and knowledge. We are exposed to the risk that others may gain knowledge of our proprietary methods, infringe on patents, or develop non-infringing competitive technologies. While we take vigorous action to defend our positions, we may not be able to control usage of this intellectual property by others to compete against us.

Acquisition and integration
MDS's growth strategy involves our ability to acquire, successfully integrate and operate businesses that contribute to our overall core focus. Typically, such acquisitions have occurred in the Life Sciences segment. These acquisitions involve the commitment of capital and other resources, and large acquisitions will have a major financial impact in the year of acquisition and later. Our ability to effectively integrate, within our existing businesses, acquired technologies and products and services, or to retain key technical and managerial personnel can have a significant short-term impact on our ability to achieve our growth and profitability targets.

Research and development
During 2006, we recorded $19 million of research and development expenses in our analytical instruments and isotopes business units. All of our businesses depend to one extent or another on our ability to maintain technological superiority and our ability to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to grow and keep pace with a changing technological environment. The likelihood of success for any R&D project is inherently difficult to predict and could require a significant investment. We manage our R&D projects independently, and together with strategic alliance partners, against tightly defined project outlines that prescribe expected deliverables for each stage of a project. Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

Supply of reactor isotopes
Radioisotopes used in nuclear medicine are manufactured in electric-powered cyclotrons or nuclear reactors. A continuous and reliable supply of reactor radioisotopes such as molybdenum-99 and cobalt-60 is important to certain of our businesses.

MANAGEMENT'S DISCUSSION AND ANALYSIS

We have taken steps to build additional cobalt processing capacity with a major supplier, Rosenergoatom, and established new or negotiated extensions of existing long-term supply arrangements to diversify and secure our source of supply. Changes in maintenance schedules or the continued operations of the reactors manufacturing cobalt could impact the availability and timing of our purchases.

Venture capital investments
MDS has certain venture capital investments in biotechnology companies. We monitor our investees' capacity to raise and spend funds and develop a commercial market for their products and services as well as their regulatory approval experience. We have adopted a portfolio investment approach across the sector to reduce risk, while retaining exposure to high-growth companies. We carry venture investments on our books at cost. There exists a risk that the carrying value of such investments could be in excess of fair value due to market conditions and this could result in provisions related to these investments.

Litigation and insurance
From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time there is no material outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company's results or its financial position. We are aware of no threatened or pending litigation which could have a material adverse impact. We maintain a global insurance program with liability coverage up to $85 million to protect us from the financial risk associated with a claim made against us. Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Quarterly highlights

Following is a summary of selected financial information derived from the Company's unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. Prior periods have been restated to reflect the discontinuance of the operations discussed above.

(millions of Canadian dollars, except earnings per share)

	Fiscal 2006	Oct 2006	July 2006	Apr 2006	Jan 2006
Net revenues	$ 1,140	$ 291	$ 288	$ 279	$ 282
Operating income (loss)	$ 54	$ 20	$ 6	$ 2	$ 26
Income (loss) from continuing operations	$ 32	$ 16	$ 3	$ (2)	$ 15
Net income (loss)	$ 145	$ 53	$ 21	$ 16	$ 55
Earnings (loss) per share from continuing operations					
Basic and diluted	$ 0.22	$ 0.12	$ 0.02	$ (0.02)	$ 0.10
Earnings (loss) per share					
Basic and diluted	$ 1.01	$ 0.37	$ 0.14	$ 0.12	$ 0.38

(millions of Canadian dollars, except earnings per share)

	Fiscal 2005	Oct 2005	July 2005	Apr 2005	Jan 2005
Net revenues	$ 1,154	$ 304	$ 286	$ 277	$ 287
Operating income (loss)	$ 24	$ (45)	$ 17	$ 19	$ 33
Income (loss) from continuing operations	$ 1	$ (37)	$ 5	$ 13	$ 20
Net income (loss)	$ 31	$ (48)	$ 19	$ 29	$ 31
Earnings (loss) per share from continuing operations					
Basic and diluted	$ -	$ (0.27)	$ 0.04	$ 0.10	$ 0.13
Earnings (loss) per share					
Basic and diluted	$ 0.22	$ (0.34)	$ 0.14	$ 0.21	$ 0.21

There were no unusual seasonal variations in these two 12-month periods. Operating income for the quarter ended October 2005 was reduced by $69 million as a result of valuation and restructuring provisions.

Outlook

In fiscal 2006 we generated solid organic revenue growth from our isotopes, instruments, and late-stage pharmaceutical services businesses. Organic growth in adjusted EBITDA was strong for MDS Sciex and MDS Nordion. Pharmaceutical services made progress in several areas but continued to face difficulties in early-stage businesses due to the effects of the FDA Retrospective Review.

The sale of the diagnostics business, which we expect to conclude by the end of January 2007, will substantially change the face of MDS. It will also result in net proceeds of approximately $1.1 billion. We plan to use up to $500 million of these funds to complete a substantial issuer bid to buy back MDS Common shares in a Dutch auction. We intend to launch this bid as soon as practical after closing the sale of the diagnostics business. In order to be on par with other companies in the global life sciences market, we also will discontinue our quarterly dividend and cancel our dividend reinvestment plan when we complete the share buy-back. We currently expect that our January dividend will be the last such payment.

Both the US dollar and the Euro remained weak relative to the Canadian dollar for most of 2006, which has significantly affected our results as reported in Canadian dollar terms. Recently, the Canadian dollar has weakened compared to both of these currencies. Our hedges are now providing substantially less shelter than has been true in the recent past. At year-end, our hedge portfolio covered approximately 25% of our forecasted US-dollar denominated revenues for 2007 and the effective rate for the portfolio is on par with current exchange rates. We do not hedge currency exposure on currencies other than the US dollar and we do not hedge foreign currency

MANAGEMENT'S DISCUSSION AND ANALYSIS

transactions outside of Canada. We will continue to provide analysis of our results on an organic basis to help provide a clearer understanding of the trends affecting our businesses.

As reported in previous quarters, we will be shifting to reporting in US dollars in the first quarter of 2007, following the completion of the sale of our diagnostics business. In addition, we will adopt a quarterly US GAAP net income reconciliation in the first quarter of 2007, as a first step in our transition to US GAAP reporting.

Fiscal 2006 has been a difficult year for MDS Pharma Services. Although revenue and backlog growth were strong in our late-stage businesses, the Retrospective Review negatively affected the early-stage businesses. The Retrospective Review cost $31 million in direct spending this year and the impact of the resulting uncertainty on revenues was significant, although the full impact cannot be measured with precision. We maintained our focus on this issue in the fourth quarter and our efforts will continue until the FDA is satisfied with our analysis and conclusions. Although we are devoting substantial attention to dealing with this issue, we have not lost sight of the fact that profitability from MDS Pharma Services must improve. As outlined above, we have taken some steps already, and we expect to announce further initiatives aimed at a significant improvement in the operating results of this business before the end of the first quarter.

Our isotopes business had a successful 2006. Results were strong in the first half of the year, as we stepped-up production of certain critical isotopes to meet an unexpected supply disruption experienced in the market. We have been successful in signing contract extensions with many of our key customers and we have achieved some price increases. Revenue and operating income in 2006 included the last full year of recognition of deferred revenues from the Biogen-Idec supply contract. Biogen-Idec has indicated that Zevalin® continues to underperform relative to the company's expectations and have also indicated that it is reviewing its options for this product. We will monitor this situation as it develops next year.

While lower in the fourth quarter due to normal inventory and supply conditions, our cobalt business continues to be a strong performer, and we benefited from good cobalt availability for most of the year. We will face some volatility in cobalt supply in fiscal 2007, and overall cobalt revenues are expected to fall short of 2006 levels. This will be only partially offset by expected increases in sales of our cobalt therapy equipment, following the launch of new products earlier this year. We have also launched a clinical trial on our TheraSphere® product for liver cancer. This clinical trial will evaluate the effectiveness and safety of TheraSphere with the goal of making this cancer therapy more widely available to help more patients suffering from liver cancer.

Continued strong sales of high-end instruments targeted at the small molecule and applied markets enabled us to maintain organic growth for MDS Sciex. While revenue growth was modest this year, organic adjusted EBITDA growth was strong. We see continued strength in the small molecule and applied markets as we enter fiscal 2007. We also continue to work on new products and anticipate higher revenues from our CellKey™ System as this new technology gains market acceptance.

The impact of currency remains an issue for this business, although one of less significance than in prior years. We are taking steps to address our cost structure in this business to address the pressure on revenues resulting from foreign exchange. Our new manufacturing facility in Singapore is now fully operational and we have been transferring production of certain units to that facility. We expect this move will allow us to reduce our overall cost of production and will provide enhanced access to an Asia supply chain that will provide cost savings on materials consumed in both of our plants.

Changes in accounting standards and policies
In 2005, the CICA issued Handbook Sections 1530, "Comprehensive Income", 3855, "Financial Instruments - Recognition and Measurement", 3861, "Financial Instruments – Disclosure and Presentation", and 3865, "Hedges". Under the new standards, a new location for recognizing certain gains and losses - other comprehensive income - has been introduced, providing for certain gains and losses arising from changes in fair value to be temporarily recorded outside the income statement, but in a transparent manner; existing requirements for hedge accounting are extended; and all financial instruments, including derivatives, are to be included on a company's balance sheet and measured initially (in most cases) at fair value. The Company must adopt the new standards for the fiscal year beginning November 1, 2006.
The Company's cash flow hedges and the related unrealized gain/loss will be recorded initially in comprehensive income and subsequently reclassified to net income when the offsetting gain/loss on the hedged item affects net

MANAGEMENT'S DISCUSSION AND ANALYSIS

income. As at October 31, 2006, there was an unrealized gain of $1 million on the Company's financial instruments (2005 - $3 million). This will increase shareholders' equity and long-term investments and other assets but will not impact net income.

The Company will also have to include its cumulative translation adjustment as a component of comprehensive income. At October 31, 2006, the accumulated unrealized loss from the cumulative translation adjustment was $25 million (2005 - $26 million).

The Company plans on changing its reporting currency to US dollars effective for the first quarter of 2007 in order to enhance comparability with the Company's competitors. In accordance with EIC-130, "Translation Method When the Reporting Currency Differs from the Measurement Currency or There Is a Change in Reporting Currency", the financial statements for all years (or periods) presented should be translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow statement items for each year (or period) are translated into the reporting currency using the rates in effect at the date of the transactions, and assets and liabilities are translated using the exchange rate at the end of that year or period. All resulting exchange differences are reported as a separate component of shareholders' equity.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with Canadian GAAP. These principles differ in certain significant respects from US GAAP, and these differences are described and quantified in note 27 to the consolidated financial statements.

Our significant accounting policies are contained in Note 1 to the consolidated financial statements. Certain of these policies involve critical accounting estimates because they require us to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Revenue recognition

MDS sells a variety of products and services and we use different revenue recognition policies depending on the nature of the product or service sold.

The majority of our products, including our analytical instruments and our radioisotopes are sold on terms that require our customers to take ownership of goods upon either shipment or delivery. Revenue is recognized on these transactions at the time title passes to the buyer. Product returns, exchanges and warranty obligations are insignificant in our product-based businesses.

Certain products, particularly equipment related to cobalt sterilization, involve longer production or delivery schedules and may require formal approval or acceptance by our customers.   Approval may not be received until some time after the product has been shipped; however, we recognize revenue (less the minimal holdback amount subject to final approval) based on shipping terms that identify when the title has passed to the customer.

Full revenue is recognized once we have completed all of our obligations under the contract, subject to a reasonable provision set by management to cover any identifiable future costs. Such provisions tend not to be material and historically we have not incurred costs significantly in excess of our provisions, nor have we failed to achieve customer acceptance within reasonable periods of time.

Services are provided to customers on the basis of a per-unit price for work performed or under longer-term contracts that typically define the nature of services to be provided and the terms for billing and payment.

Revenue for services provided on a per-unit pricing basis is recognized when we have completed the requested services and have the contractual right to bill our customer. The majority of our diagnostics revenue is recorded this way, as is our discovery and preclinical revenue and our central lab revenue.

Revenue for services provided under long-term contracts, such as those provided within our early clinical and clinical research businesses, is recognized on a percentage-of-completion basis, usually pro rata as costs are incurred. To calculate revenue, we must estimate the total revenue and total cost, including all costs to complete the

MANAGEMENT'S DISCUSSION AND ANALYSIS

contract, as well as the actual stage of completion. The amount of revenue and gross margin appropriate to the percentage of completion is recorded in income based on these estimates. If it becomes evident that a loss will be incurred on a contract, that loss is recorded immediately.

Revenue that is recognized but which cannot be billed is recorded as unbilled revenue on our consolidated statement of financial position. Management conducts a review of all contracts in process at least quarterly to ensure that the appropriate amount of revenue has been recognized and that reasonable estimates of costs to complete have been made. This review also considers the recoverability of all amounts recorded as unbilled revenue. If recoverability is in doubt, the value of unbilled revenue is reduced to the expected recoverable amount by a charge to income.

In a significant number of long-term contracts, the billing terms enable us to bill our customers in advance of providing services. The amount of such billings in excess of the amount that we have recognized as revenue is recorded as deferred revenue in the liabilities section of the consolidated statement of financial position.

Valuation of goodwill
Goodwill is not amortized, but is assessed for impairment at the reporting unit level annually, or sooner if events or changes in circumstances indicate that the carrying amount could exceed fair value. Goodwill is assessed for impairment using a two-step approach, with the first step being to assess whether the fair value of the reporting segment with which the goodwill is associated is less than its carrying value. If this is the case, a second impairment test is performed which requires a comparison of the fair value of goodwill to its carrying amount. If fair value is less than carrying value, goodwill is considered impaired and an impairment charge must be recognized immediately. Assessing the fair value of a reporting unit requires that we make numerous estimates, including estimating future cash flows and interest rates. Variations in these estimates will cause material differences in the result.

Intangible assets
Intangible assets include the value of acquired in-process R&D, patents, technology, customer relationships, licences, and long-term service contracts, which are recorded as intangibles on the statement of financial position. In addition to these acquired assets, intangible assets include the deferred costs of developing certain products and the pre-operating costs associated with new facilities, which are recorded in long-term investments and other assets on the statement of financial position. Intangible assets are recorded at cost and are amortized over periods that approximate their useful lives, ranging primarily from three to seven years. Because intangible assets are usually associated with technology that is evolving and for which obsolescence is a significant risk, the carrying value of intangible assets is evaluated at least once per year. In the event that management determines that it is unlikely that the Company will be able to fully recover the carrying value of intangible assets from the undiscounted cash flow that can be generated in the future from related products or services, the intangible assets are written down to approximate our estimate of their net realizable value.

Valuation of long-term investments
Long-term investments that are carried at cost or accounted for using the equity method are reviewed to determine whether their fair value is below carrying value. We maintain portfolio investments in a number of public and private companies. An investment is considered impaired if any such decline is considered other than temporary. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the investee; and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

Property, plant, and equipment
Property, plant, and equipment are recorded at cost and depreciated at varying rates over their estimated useful lives. Management sets these rates based on experience with these or similar assets. Costs incurred on assets under construction are capitalized as construction in progress. Costs capitalized on these projects include the direct costs of construction, equipment installation and testing, and interest costs associated with financing large, long-term projects. No depreciation is recorded on such assets until they are placed in service. At each period-end, management reviews the total costs capitalized on all construction projects to determine whether or not the carrying value of the assets can be recovered from the undiscounted, expected, net future cash flow generated by the assets. If there is no reasonable expectation that the costs can be recovered, the carrying value of the asset is reduced to the

MANAGEMENT'S DISCUSSION AND ANALYSIS

estimated recoverable amount and the excess is charged to income. This process is subject to significant judgment and could be materially affected by variations in estimates of future cash flows.

Research and development
Costs incurred for research are expensed as incurred. If management expects that a new product has a reasonable likelihood of future commercial success and decides to proceed with product development, costs are capitalized during the remainder of the development process. These costs are identified as deferred development costs and are recorded within long-term investments and other assets on the statement of financial position. Once a product enters commercial production, deferred development costs are amortized over the estimated product life, generally three to five years.

Management undertakes a periodic review of each project on which deferred development costs have been recorded to determine if the carrying value of the project can be recovered from the undiscounted, expected, net future cash flow generated by sales of planned products. If there is no reasonable expectation that the costs can be recovered, the carrying value of the project is reduced and the excess is charged to income. This process of estimation is subject to significant judgment, in particular about the price and direct cost of the products, as well as expected market acceptance. Deferred development costs generally relate to products on which we have traditionally earned a high gross margin.

Income taxes
We operate globally and are, therefore, subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of income is based on a number of different estimates made by management. Our effective tax rate can change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on our consolidated statement of financial position.

The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets requires us to determine whether it is more likely than not that all or a portion of the future tax assets will be realized from such items as loss carryforwards and the future tax depreciation of property, plant, and equipment. At each quarter-end we assess the valuation of future tax assets at each quarter-end and establish or adjust a valuation reserve if necessary. Changes in the amount of the valuation reserve required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation reserve to record.

Restructuring charges
We have approved plans to restructure certain operations and, as such, we are required to establish critical estimates surrounding exit costs and workforce reductions. Because the determination of the restructuring provision is a complex process and the rollout of a restructuring plan could span multiple periods, we might be required to update estimates to reflect actual payments made. Any adjustments made will be disclosed in the notes to our consolidated financial statements.

Employee future benefits
Certain estimates and assumptions are used to actuarially determine the Company's defined pension and employee future benefit obligations. The expected rate of return on plan assets, discount rate, rate of compensation increase and health care cost trend rate are important elements of cost and/or obligation measurement.

The discount rate, which is determined annually, allows us to reflect estimated future benefit payments at their present value on the measurement date, and is based on market rates for high-quality fixed income investments available for the period to maturity of the benefits. A lower discount rate increases the benefit cost and obligation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based compensation
The Company uses the fair value method of accounting for stock-based compensation. The fair value of the options are estimated using the Black-Scholes option pricing model using estimated forfeiture rates, volatility, expected life of the options and the risk-free interest rate.

Accounting standards and policies – Controls and procedures
Disclosure controls and procedures
Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in the rules of the US Securities and Exchange Commission (SEC) and the Canadian Securities Administrator (CSA) and has concluded that such disclosure controls and procedures are effective.

Management's annual report on internal control over financial reporting
The following report is provided by management in respect of MDS's internal controls over financial reporting (as defined in the rules of the SEC and the CSA):

1. Management of MDS is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.
2. Management of MDS has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal controls over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of the Company's internal controls over financial reporting because it is free from bias, permits reasonable consistent qualitative and quantitative measurements of MDS's internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of the Company's internal controls are not omitted, and is relevant to an evaluation of internal controls over financial reporting.
3. Management of MDS has assessed the effectiveness of the Company's internal controls over financial reporting, as at October 31, 2006, and has concluded that such internal controls over financial reporting are effective. There are no material weaknesses in MDS's internal controls over financial reporting that have been identified by management.
4. Ernst & Young LLP, which has audited the consolidated financial statements of MDS for the year ended October 31, 2006, has also issued a report on financial statements and internal controls under Auditing Standard No. 2 of the Public Company Accounting Oversight Board (United States).

Changes in internal controls over financial reporting
There have been no changes in MDS's internal controls over financial reporting during the year ended October 31, 2006, that have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements and management discussion and analysis (MD&A) of **MDS Inc.** ("the Company") and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada and the United States using the best estimates and judgments of management, where appropriate. The most significant of these accounting principles are set out in notes 1 and 27 to the consolidated financial statements. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with the consolidated financial statements.

The MD&A has been prepared in accordance with National Instrument 51-102 of the Canadian Securities Administrators, taking into consideration other relevant guidance, including Regulation S-K of the US Securities and Exchange Commission ("SEC").

MDS Inc. maintains systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable, accurate and disclosed in a timely manner and that the Company's assets are appropriately accounted for and adequately safeguarded. During the past year, management has continued to improve and document the design and operating effectiveness of internal control over external financial reporting. The results of management's work have been subjected to audit by the shareholders' auditors. As at year end, we have determined that internal control over financial reporting is effective and MDS Inc. has achieved compliance with the requirements set by the SEC under Section 404 of the US *Sarbanes-Oxley Act* ("SOx"). In compliance with Section 302 of SOx, MDS Inc.'s Chief Executive Officer and Chief Financial Officer provided to the SEC a certification related to MDS Inc.'s annual disclosure document in the US (Form 40-F). The same certification was provided to the Canadian Securities Administrators.

The Internal Auditor of the Company reviews and reports on MDS's internal controls, including such testing as is deemed to be required. The Internal Auditor has full and independent access to the Audit Committee of the Board of Directors.

The Board of Directors has appointed an Audit Committee consisting of four outside directors. The Committee meets regularly to review with management and the auditors any significant accounting, internal control and auditing matters, and to review and finalize the interim and annual financial statements of the Company along with the independent auditors' report prior to the submission of the financial statements to the Board of Directors for final approval. The financial information throughout this annual report is consistent with the information presented in the consolidated financial statements.

These consolidated financial statements have been audited by Ernst & Young LLP, which have been appointed as the auditors of the Company by the shareholders. As auditors, Ernst & Young LLP obtain an understanding of MDS's internal controls and procedures for financial reporting to plan and conduct such audit procedures as they consider necessary to express their opinion on the consolidated financial statements. As auditors, Ernst & Young LLP has full and independent access to the Audit Committee to discuss their findings.

Stephen P. DeFalco
President and Chief Executive Officer

Jim A.H. Garner
Executive Vice-President and Chief Financial Officer

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of **MDS Inc.** (the "Company") as at October 31, 2006 and 2005 and the consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended October 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2006 in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 15, 2007 expressed an unqualified opinion thereon.

Toronto, Canada,
January 15, 2007

Ernst & Young LLP

Chartered Accountants

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at October 31
(millions of Canadian dollars)

		2006		2005 (Revised Notes 2 and 28)
ASSETS				
Current				
Cash and cash equivalents	$	**284**	$	265
Short-term investments *(note 3)*		**152**		-
Accounts receivable		**256**		247
Unbilled revenue		**136**		114
Inventories *(note 4)*		**97**		159
Income taxes recoverable		**47**		3
Prepaid expenses and other		**24**		21
Assets held for sale *(note 2)*		**220**		114
		1,216		923
Property, plant, and equipment *(note 5)*		**381**		808
Future tax assets *(note 15)*		**42**		41
Long-term investments and other *(note 6)*		**191**		144
Goodwill *(note 7)*		**468**		479
Intangibles *(note 8)*		**380**		42
Assets held for sale *(note 2)*		**-**		243
	$	**2,678**	$	2,680
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	**268**	$	319
Deferred revenue *(note 10)*		**104**		119
Income taxes payable		**9**		29
Current portion of long-term debt *(note 9)*		**22**		12
Liabilities related to assets held for sale *(note 2)*		**128**		50
		531		529
Long-term debt *(note 9)*		**420**		453
Deferred revenue *(note 10)*		**19**		27
Other long-term obligations		**26**		35
Future tax liabilities *(note 15)*		**92**		68
Liabilities related to assets held for sale *(note 2)*		**-**		143
		1,088		1,255
(Commitments, contingencies, and guarantees – notes 22, 23, and 24)				
Shareholders' equity				
Share capital *(notes 11 and 18)*		**885**		847
Retained earnings		**730**		604
Cumulative translation adjustment *(note 26)*		**(25)**		(26)
		1,590		1,425
	$	**2,678**	$	2,680

Incorporated under the Canada Business Corporations Act
See accompanying notes

On behalf of the Board:

[signature: John Mayberry]

John T. Mayberry, Director

[signature: R W Lu]

Robert W. Luba, Director

CONSOLIDATED STATEMENTS OF INCOME

Years ended October 31 (millions of Canadian dollars except per share amounts)		2006		2005 (Revised Notes 2 and 28)		2004 (Revised Notes 2 and 28)
Net revenues	$	**1,140**	$	1,154	$	1,141
Cost of revenues		**(743)**		(709)		(672)
Selling, general, and administration		**(248)**		(245)		(228)
Research and development *(note 12)*		**(19)**		(31)		(38)
Depreciation and amortization		**(71)**		(61)		(58)
Restructuring charges - net *(note 13)*		**8**		(61)		(10)
Other income (expense) - net *(note 14)*		**(7)**		(17)		(65)
Equity earnings *(note 6)*		**(6)**		(6)		(1)
Operating income		**54**		24		69
Interest expense		**(26)**		(21)		(23)
Dividend and interest income		**18**		10		7
Income from continuing operations before income taxes and minority interest		**46**		13		53
Income taxes *(note 15)*						
- current		**23**		(16)		(39)
- future		**(37)**		4		-
Minority interest - net of tax		**-**		-		9
Income from continuing operations		**32**		1		23
Income from discontinued operations - net of tax *(note 2)*		**113**		30		28
Net income	$	**145**	$	31	$	51
Basic and diluted earnings per share *(note 16 and 18)*						
- from continuing operations	$	**0.22**	$	-	$	0.16
- from discontinued operations		**0.79**		0.22		0.20
Basic and diluted earnings per share	$	**1.01**	$	0.22	$	0.36

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended October 31 (millions of Canadian dollars)		2006		2005 (Revised Notes 2 and 28)		2004 (Revised Notes 2 and 28)
Retained earnings, beginning of year	$	**604**	$	600	$	572
Net income		**145**		31		51
Repurchase of shares *(note 11)*		**-**		(8)		(11)
Dividends		**(19)**		(19)		(12)
Retained earnings, end of year	$	**730**	$	604	$	600

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2006		2005 (Revised Notes 2 and 28)		2004 (Revised Notes 2 and 28)
Years ended October 31 (millions of Canadian dollars)					
Operating activities					
Net income	$	**145**	$	31	$	51
Income from discontinued operations - net of tax		**113**		30		28
Income from continuing operations		**32**		1		23
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations *(note 20)*						
Items not affecting current cash flow		**110**		89		117
Changes in non-cash working capital balances relating to operations		**(104)**		(1)		(15)
Cash provided by operating activities of continuing operations		**38**		89		125
Cash provided by operating activities of discontinued operations		**117**		72		46
		155		161		171
Investing activities						
Acquisitions *(note 2)*		**-**		(6)		(10)
Effect of deconsolidating MDS Proteomics		**-**		-		(18)
Proceeds from MAPLE settlement		**27**		-		-
Purchases of property, plant and equipment		**(61)**		(125)		(107)
Purchases of intangibles		**-**		-		(5)
Proceeds from sale of businesses and investments		**6**		-		3
Purchases of short-term investments		**(152)**		-		-
Increase in deferred development charges		**(11)**		(18)		-
Other		**(16)**		(8)		(4)
Cash used in investing activities of continuing operations		**(207)**		(157)		(141)
Cash provided by (used in) investing activities of discontinued operations		**85**		(2)		6
Financing activities						
Repayment of long-term debt		**(8)**		(1)		(2)
Issuance of long-term debt		**-**		-		4
Increase (decrease) in deferred revenue and other long-term obligations		**(8)**		(5)		14
Payment of cash dividends		**(15)**		(14)		(9)
Issuance of shares		**30**		11		18
Repurchase of shares		**-**		(13)		(17)
Cash provided by (used in) financing activities of continuing operations		**(1)**		(22)		8
Cash used in financing activities of discontinued operations		**(14)**		(11)		(2)
Effect of foreign exchange rate changes on cash and cash equivalents		**1**		-		(6)
Increase (decrease) in cash and cash equivalents during the year		**19**		(31)		36
Cash and cash equivalents, beginning of year		**265**		296		260
Cash and cash equivalents, end of year *(note 20)*	$	**284**	$	265	$	296

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars, except where noted)

1. Accounting Policies

Basis of presentation

The accounting policies of MDS Inc. (MDS or the Company) are in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These policies are consistent with accounting principles generally accepted in the United States (US GAAP) in all material respects except as outlined in note 27.

As described in note 2, the Company has approved plans to discontinue certain businesses and to significantly restructure other operations.   These plans require estimates to be made of the recoverability of the carrying value of certain assets based on their capacity to generate future cash flows, contract termination costs and other exit costs. Since restructuring activities are complex processes that can take several months to complete, they involve periodically reassessing such estimates. As a result, the Company may have to change originally reported estimates when actual payments are made or the activities are completed. Accordingly, actual payments may differ significantly from amounts recorded.

Prior year amounts, including amounts reflected in the notes to the consolidated financial statements, have been revised to reflect the results of discontinued operations and a change in the way the Company reports segmented information.

Principles of consolidation

The financial statements of entities that are controlled by MDS, referred to as subsidiaries, or variable interest entities of which MDS is the primary beneficiary, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are accounted for using the proportionate consolidation method. Entities which are not controlled but over which MDS has the ability to exercise significant influence, referred to as associated companies, are accounted for using the equity method.

Significant accounting policies used in the preparation of these consolidated financial statements are as follows:

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian generally accepted principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates used.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, demand deposits, and investments with maturities of three months or less at the time the investment is made. The fair value of cash and cash equivalents approximates the amounts shown in the consolidated financial statements.

Inventories

Inventories of raw materials and supplies are valued at the lesser of cost, determined on a first-in, first-out basis, and net realizable value. Finished goods and work in process include the cost of material, labour and manufacturing overhead and are valued on a first-in, first-out basis at the lesser of cost and net realizable value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

Property, Plant, and Equipment

Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation. Gains and losses arising on the disposal of individual assets are recognized in income in the year of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in progress and are not subject to depreciation.

Depreciation, which is recorded from the date on which each asset is placed into service, is provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment as follows:

Buildings	25 – 40 years
Equipment	3 – 10 years
Furniture and fixtures	3 – 10 years
Computer systems	3 – 7 years
Leaseholds	Term of the lease plus renewal periods, if applicable, to a maximum of 20 years
Facility modifications	Depreciated over the contractual production period

Goodwill

All business combinations are accounted for using the purchase method. Goodwill represents the excess of the purchase price and related costs over the fair value assigned to the net tangible and intangible assets of the business acquired. Goodwill is not amortized and is tested for impairment on an annual basis.

Intangibles

Supply agreements and licence rights are recorded at cost and are amortized on a straight-line basis over their useful life, being the term of the supply agreement or licence right.

In-process research and development (IPR&D) represents the value paid as a result of a business combination for acquired research and development (R&D) which was not technologically feasible as of the acquisition date and which had no alternative future use other than its intended use. IPR&D is recorded at cost and amortized on a straight-line basis over its estimated useful life, not exceeding seven years.

Acquired technology represents the value of proprietary ''know-how'', which was technologically feasible as of the acquisition date, and is amortized on a straight-line basis over the estimated useful life of the technology, generally not exceeding three years.

Maintenance contracts and customer relationships represent the value placed on maintaining products and technology previously sold to customers and the value of existing customer relationships. Maintenance contracts and customer relationships are recorded at cost and amortized on a straight-line basis over their estimated useful life, not exceeding five years.

Impairment of long-lived and intangible assets

MDS evaluates the carrying value of long-lived and intangible assets, including property, plant and equipment and goodwill, for potential impairment when events and circumstances warrant a review. Factors that MDS considers important which could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars, except where noted)

significant changes in the manner of use of the acquired assets or the strategy for MDS's overall business, significant negative industry or economic trends, a significant decline in MDS's stock price for a sustained period, and MDS's market capitalization relative to the net book value of the Company.

The carrying value of an asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value. In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value, and is recorded as a charge to income. The anticipated net recoverable amount for long-lived and intangible assets other than goodwill is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

Goodwill impairment is assessed at the reporting segment level at least annually. Potential impairment is identified when the carrying value of a reporting segment, including the allocated goodwill, exceeds its fair value. Goodwill impairment is measured as the excess of the carrying amount of the reporting segment's allocated goodwill over the implied fair value of the goodwill, based on the fair value of the assets and liabilities of the reporting segment. The fair value of goodwill is determined in the same manner as in a business combination.

The fair values are estimated using accepted valuation methodologies such as discounted future net cash flows, earnings multiples or prices for similar assets, whichever is most appropriate under the circumstances.

Short- and long-term investments

Short-term investments are temporary investments with original maturities of greater than three months and less than one year at the time the investment is made. Short-term investments are valued at the lower of cost and market.

The Company accounts for long-term investments where it has the ability to exercise significant influence using the equity method of accounting. In situations where the Company does not exercise significant influence, the investments are recorded at cost. These investments are classified as long-term investments. The Company periodically reviews these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other-than-temporary, the Company writes down the value of the investment to its fair value.

Leases

Leases entered into by the Company in which substantially all of the benefits and risks of ownership are transferred to the Company are recorded as capital leases and classified as property, plant and equipment and obligations under capital lease. Obligations under capital lease reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. Assets under capital leases are depreciated based on the useful life of the asset. All other leases are classified as operating leases and leasing costs are expensed in the period in which they are incurred.

Revenue recognition

Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time. Certain services are provided to customers on a per-unit pricing basis. Revenues for such services are recognized when the service has been performed and a contractual right to bill exists. These revenues include fees-for-services that are received by our discontinued diagnostic laboratory testing services which are subject to future adjustment on settlement and are recorded based on management's estimate of amounts that ultimately will be realized by the Company. Adjustments, if any, are recorded in the period in which negotiations are completed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

A significant portion of the Company's pharmaceutical research services revenues are provided under the terms of long-term contracts that can extend from several months to several years. Revenues on these contracts are recognized using the percentage-of-completion method based on a proportional performance basis using output as a measure of performance. Losses, if any, on these contracts are provided for in full at the time such losses are identified. Services performed in advance of billings are recorded as unbilled revenue pursuant to the contractual terms. In general, amounts become billable upon the achievement of certain milestones or in accordance with predetermined payment schedules. Changes in the scope of work generally result in a renegotiation of contract terms. Renegotiated amounts are not included in net revenues until earned and realization is assured. Billings in excess of services performed to date or in excess of costs plus estimated profits on contracts in progress are recorded as deferred revenue. Customer advances on contracts in progress are shown as liabilities, and reimbursable costs in excess of billings are recorded as unbilled revenue.

Reimbursable costs, including investigator fees and other out-of-pocket expenses, are not reflected in total revenues or expenses where the Company acts in the capacity of an agent on behalf of a customer, passing through these costs without risk or reward.

Stock-based compensation plan
The fair value of stock options granted on and after November 1, 2003 are recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in selling, general and administration expenses in the consolidated statements of income and as contributed surplus and grouped within share capital on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

Certain incentive compensation plans of the Company base the determination of compensation to be paid in the future on the price of the Company's publicly traded shares. Expenses related to these plans are charged to income over the period in which the amounts are earned based on an estimate of amounts that will be paid in the future.

Pension, post-retirement and post-employment benefit plans
The Company offers a number of benefit plans that provide pension and other post-employment benefits. The current service cost of benefit plans is charged to income annually. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the consolidated financial statements during the years in which employees provide service to MDS. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Research and development (R&D)
The Company carries on various R&D programs, some of which are funded in part by customers and joint venture partners. Funding received is accounted for using the cost reduction approach. Net research costs are expensed in the periods in which they are incurred.

Development costs that meet certain criteria, including reasonable assurance regarding future benefits, are deferred and amortized on a straight-line basis over periods ranging from three to five years commencing in the year that the new product development is completed and commercial production commences.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars, except where noted)

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income.

Earnings per share

Basic earnings per share is calculated by dividing the net income by the weighted average number of Common shares outstanding during the year.

Diluted earnings per share has been calculated using the treasury stock method, by dividing net income available to Common shareholders by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding shares arising from the exercise of potentially dilutive stock options outstanding during the year. This method computes the number of incremental shares by assuming the outstanding stock options are exercised, then reduced by the number of Common shares assumed to be repurchased from the total of issuance proceeds plus future period compensation expense on options granted on or after November 1, 2003, using the average market price of the Company's Common shares during the applicable period.

Foreign currency translation

Foreign operations are considered self-sustaining and are translated using the current rate method. Assets and liabilities are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate for the year.

Exchange gains or losses arising on translation of the Company's net equity investments in these foreign subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as cumulative translation adjustments in shareholders' equity. The appropriate amounts of exchange gains or losses accumulated in the cumulative translation adjustment are reflected in income when there is a realized reduction in the Company's net investment in these subsidiaries resulting from a cash distribution.

Derivative financial instruments

The Company operates globally, which gives rise to risks that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates and interest rates. In order to manage or hedge these risks, the Company enters into foreign currency forward contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps, and interest rate option contracts. These are considered to be derivative financial instruments. The Company does not use derivative financial instruments for trading or speculation purposes.

Foreign currency gains and losses on contracts used to hedge anticipated foreign-currency-denominated sales are recognized as an adjustment to revenues when the sale is recorded.

Interest rate swap contracts are used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and the overall cost of borrowing. Interest rate contracts involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based and are recorded as an adjustment to interest expense on the hedged

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

The Company's policy is to document all relationships between hedging instruments and hedged items, as well as the risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the consolidated statement of financial position or to specific firm commitments or forecasted transactions. The Company also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used are effective in offsetting changes in fair values or cash flows of hedged items.

Realized and unrealized gains or losses associated with derivative instruments that are proven to be effective, but which have been terminated or which cease to be effective prior to maturity, are deferred and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income immediately.

Derivatives that do not qualify for hedge accounting are marked to market at each period-end, with the result that any gain or loss is charged to income.

Non-monetary transactions
All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction.

Recently enacted changes in accounting standards
In 2005, the CICA issued various new Handbook sections. These new standards have been created to harmonize Canadian GAAP with US GAAP. The new standards must be adopted by the Company for the fiscal period beginning November 1, 2006 at the latest.

(i)   CICA Handbook Section 1530, "Comprehensive Income" establishes standards for the reporting and presentation of comprehensive income and defines other comprehensive income to include revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income.

(ii)   CICA Handbook Section 3855, "Financial Instruments - Recognition and Measurement" establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.

(iii)   CICA Handbook Section 3865, "Hedges" establishes standards for when and how hedge accounting may be applied.

The Company is currently evaluating the impact of these new standards on its financial position and results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

2. Acquisitions, Divestitures and Discontinued Operations

a) Acquisitions

Effective August 4, 2005, the Company acquired SkeleTech, Inc., a therapeutically focused contract research organization providing preclinical discovery and development services in bone and central nervous systems biologies, for consideration of $8 million (US$6 million) and an additional $2 million (US$2 million) payable to the vendors if certain profitability levels were attained in 2006.   In 2006, an additional payment of $1 million (US$1 million) was made to the previous owners of SkeleTech Inc. under this provision and recorded as additional goodwill. This acquisition was accounted for using the purchase method. The purchase price was allocated to the net assets acquired based on management's best estimate of fair values. Goodwill of $6 million was recorded on this transaction, reflecting the $8 million purchase price, offset by net assets acquired of $2 million, which included $1 million of cash.

Effective October 22, 2004, the Company acquired a 50% interest in the assets and intellectual property related to the MALDI Time-of-Flight (MALDI-TOF) mass spectrometry business of Applied Biosystems, a division of Applera Corporation (Applied Biosystems). The purchase included a 100% interest in certain MALDI-TOF product-related manufacturing and research and development assets. The combined original purchase price was US$40 million.   This acquisition was accounted for using the purchase method, and the purchase price was allocated to the assets acquired based on management's best estimate of fair values. Goodwill of $15 million was recorded on this transaction. In 2005, the purchase price was renegotiated and reduced by US$2 million with a corresponding reduction in goodwill (note 7).

The Company and Applied Biosystems each contributed the MALDI-TOF business and related intellectual property to Applied Biosystems/MDS Sciex Instruments, a 50/50 joint venture of Applied Biosystems and the MDS Sciex division of MDS. The inventory and property, plant and equipment arising from this purchase were retained by MDS Sciex, along with the goodwill generated on this transaction.

The cost of the acquisitions described above has been allocated on the acquisition dates as follows:

	2006	2005	2004
Working capital	$ -	$ (1)	$ 7
Other intangible assets	-	-	26
Software	-	-	1
Property, plant and equipment and other	-	1	-
Goodwill	-	6	15
	-	6	49
Long-term debt and other long-term obligations	-	-	(39)
Total cash consideration	$ -	$ 6	$ 10

b) Divestitures and discontinued operations

In 2005, the Board of Directors of the Company approved a strategic plan to focus the Company on the Life Sciences businesses and to close or divest of businesses that were not strategic to this plan, including certain early-stage pharmaceutical research services businesses. As a result, the Company has reclassified its distribution business, its diagnostics businesses, and certain early-stage pharmaceutical research services businesses as discontinued operations.

In addition to the businesses identified above, discontinued operations include the Company's US diagnostics business, which was classified as discontinued in 2004, and a European-based generic radiopharmaceutical manufacturing business which was classified as discontinued in 2003.

During 2006, the Company completed the sale of its 50% interest in Source Medical Corporation; its 26% interest in Calgary Laboratory Services; and various pharmaceutical services operations. As a result of

(All tabular amounts are in millions of Canadian dollars, except where noted)

these transactions, the Company received proceeds from the sale of discontinued operations and other businesses totalling $92 million and recorded a net gain of $28 million in 2006. Goodwill associated with the sale of the discontinued operations in 2006 amounted to $27 million. On October 5, 2006, the Company announced the signing of a series of agreements to sell its remaining Canadian diagnostics businesses, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. in a $1.325 billion transaction (see note 29).

During 2005, the Company ceased operations in the generic radiopharmaceutical business and completed the sale of its sole remaining US diagnostics operation and achieved final settlement of outstanding issues related to the sale of some US diagnostics businesses that occurred in 2004. As a result of these events in 2005, the Company received proceeds from the sale of discontinued operations totalling $11 million and recorded a net gain of $6 million.

Proceeds of $26 million were realized in 2004 associated with the US diagnostics operations sold in that year including the laboratory operations in New York and Georgia. MDS realized a loss of $10 million on the sale which was subsequently reduced by the receipt of $2 million of contingent considerations based on the terms of the agreement. These gains and losses are included in the loss from discontinued operations as reported in the consolidated statements of income.

Pursuant to CICA Handbook Section 3475, ‘‘Disposal of Long-lived Assets and Discontinued Operations’’ (Section 3475), the revenues and expenses of the business have been netted and reported as loss from discontinued operations on the consolidated statements of income. Figures for 2005 and 2004 have been revised to reflect this presentation. The results of the discontinued operations for the years ended October 31 were as follows:

		2006		2005		2004
Net revenues	**$**	**414**	$	675	$	723
Cost of revenues		**(256)**		(477)		(531)
Selling, general and administration		**(61)**		(113)		(98)
Depreciation and amortization		**(10)**		(14)		(17)
Goodwill write-down		**-**		(15)		-
Gain on sale of discontinued operations		**28**		-		-
Restructuring charges[1]		**(1)**		(11)		(4)
Other expenses		**(3)**		-		(10)
Equity earnings		**3**		2		2
Operating income		**114**		47		65
Interest expense		**-**		(1)		(1)
Dividend and interest income		**2**		3		1
Income taxes		**7**		(9)		(23)
Minority interest		**(10)**		(10)		(14)
Income from discontinued operations	**$**	**113**	$	30	$	28

[1] Included in the loss from discontinued operations are net restructuring charges associated with workforce reductions.

In accordance with Section 3475, long-lived assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell. Long-lived assets to be disposed of other than by sale are classified as held and used until disposed. MDS has classified certain operations as held for sale in accordance with this Section. The sale of these operations is expected to occur within one year and, therefore, assets and liabilities associated with these operations have been classified as current.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

The following table provides the assets and related liabilities held for sale as at October 31:

	2006	2005
Assets held for sale		
Accounts receivable	$ 35	$ 63
Inventories	3	28
Prepaid expenses and other	3	3
Property, plant and equipment	32	64
Future tax assets	70	95
Long-term investments and other	15	15
Goodwill	61	88
Intangibles	1	1
Total assets held for sale	220	357
Less: Current assets held for sale[1]	(220)	(114)
Long-term assets held for sale	$ -	$ 243
Liabilities related to assets held for sale		
Accounts payable and accrued liabilities	$ 37	$ 72
Long-term debt	4	12
Other long-term obligations	7	7
Future tax liabilities	62	81
Minority interest	18	21
Total liabilities related to assets held for sale	128	193
Less: Current liabilities related to assets held for sale[1]	(128)	(50)
Long-term liabilities related to assets held for sale	$ -	$ 143

[1]Assets held for sale and liabilities related to assets held for sale have been classified as current if the Company has signed agreements where such assets are expected to be disposed of within one year.

To determine the assets held for sale related to those operations classified as discontinued operations, the Company is required to make estimates and assumptions that affect the reported amounts of these assets and liabilities and, therefore, these amounts are subject to measurement uncertainty. Actual amounts may differ from these estimates.

3. Short-term Investments

As at October 31, 2006, short-term investments consisted of bankers' acceptances and treasury bills amounting to $152 million with interest rates of approximately 4.5% and maturity dates between November 2006 and May 2007. Short-term investments have a fair value that approximate their carrying value.

4. Inventories

	2006	2005
Raw materials and supplies	$ 55	$ 97
Work in process	23	44
Finished goods	19	18
	$ 97	$ 159

During 2006, the Company sold inventory having a net book value of $53 million to Atomic Energy of Canada Limited (AECL) as part of a legal settlement (see note 8(i)).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars, except where noted)

5. Property, Plant and Equipment

| | | 2006 | | | 2005 | |
	Cost	Accumulated Depreciation		Cost	Accumulated Depreciation
Land	$ 27	$ -	$	32	$ -
Buildings	173	53		158	49
Equipment	255	158		242	145
Furniture and fixtures	25	18		25	17
Computer systems	125	52		94	36
Leaseholds	50	20		42	14
Facility modifications	28	11		28	9
Construction in progress	10	-		457	-
	$ 693	$ 312	$	1,078	$ 270
Accumulated depreciation	(312)			(270)	
	$ 381		$	808	

Included in property, plant and equipment are assets under capital leases as follows:

	2006	2005
Cost	$ 22	$ 17
Accumulated depreciation	(5)	(4)
	$ 17	$ 13

During the year, depreciation expense of $1 million (2005 - $1 million; 2004 - $1 million) was recorded on assets under capital leases.

Construction in progress includes $nil (2005 - $61 million) of capitalized financing costs.

During the year, the Company transferred assets recorded in construction in progress and having a net book value at October 31, 2005 of $393 million to AECL as part of a legal settlement (see note 8(i)).

6. Long-term Investments and Other

	2006	2005
Financial instruments pledged as security on long-term debt *(note 9)*	$ 44	$ 44
Long-term note receivable	45	-
Investments in significantly influenced companies	34	29
Other long-term investments	34	33
Venture capital investments	-	9
Long-term investments	$ 157	$ 115
Deferred development costs	34	29
	$ 191	$ 144

The financial instrument pledged as security on long-term debt and the long-term note receivable have fair values that approximates their carrying value. The estimated fair values of the remaining long-term investments are not readily determinable. Other long-term investments include securities in private companies for which reasonable estimates of fair value are not readily determinable.

In 2006, as a result of a comprehensive mediation process there was an exchange of assets between the Company and AECL related to the MAPLE reactor project, a long-term note receivable for $43 million was received by MDS (see note 8(i)). This non-interest bearing note receivable is repayable over four years commencing in 2008. The note receivable is net of an unamortized discount based on an imputed interest rate of 4.5%. The note receivable will be accreted up to its face amount of $53 million over the period of four years.

(All tabular amounts are in millions of Canadian dollars, except where noted)

The Company accounts for its interest in Hemosol Corp. as a significantly influenced company using the equity method of accounting. In 2005, the Company's share of the investee's losses exceeds the carrying amount of the investment, and a $7 million equity loss adjustment was recorded. In 2005, Hemosol Corp. filed for receivership and, as a result, the Company's guarantee of the bank debt of Hemosol Corp. was called by the bank and paid by MDS (see also note 29).

Certain long-term investments are development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. These investments are subject to measurement uncertainty, and adverse developments could result in further write-downs of the carrying values.

As at October 31, 2006, the Company had a secured 6% convertible promissory note receivable amounting to
US$8 million due from a significantly influenced investee which is accounted for by the equity method. This note relates to funding requirements of the investee for operations and matures on December 31, 2007. This transaction was recorded at an amount that is representative of fair value.

Certain of the investments in significantly influenced companies and partnerships are subject to a formal valuation by other parties. The estimated fair value of these investments, as determined by these parties, amounts to
$2 million (2005 - $5 million) compared with a carrying value of $1 million (2005 - $3 million). Certain of the other long-term investments held by the Company are considered to be financial instruments. Among these are several investments in shares of public companies. These marketable securities had a combined market value of
$16 million (2005 - $10 million) and a combined carrying value of $13 million (2005 - $1 million).

7. Goodwill

		2006		2005
Opening balance	**$**	**479**	$	486
Acquired (i)		**1**		6
Purchase price adjustment (ii)		**-**		(3)
Foreign exchange and other		**(12)**		(10)
Closing balance	**$**	**468**	$	479

(i) In 2006, $1 million (2005 - $6 million) of the acquired goodwill relates to a payment under a purchase price deferral associated with the acquisition of SkeleTech, Inc. The acquired goodwill was recorded in the pharmaceutical services segment.

(ii) In 2005, the purchase price for the acquisition of a 50% interest in the assets and intellectual property related to the MALDI Time-of-Flight (MALDI-TOF) mass spectrometry business of Applied Biosystems was renegotiated and reduced by $3 million (US$2 million) with a corresponding reduction in goodwill. The reduction was recorded in the instruments segment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

8. Intangibles

		Cost		Accumulated Amortization		Cost		Accumulated Amortization
				2006				2005
Supply agreements	$	**344**	$	**-**	$	-	$	-
Acquired technology		**26**		**7**		26		4
Licenses		**31**		**14**		30		10
	$	**401**	$	**21**	$	56	$	14
Accumulated amortization		**(21)**				(14)		
	$	**380**			$	42		

The change in intangibles comprised:

		2006		2005
Opening balance	$	**42**	$	55
Acquired [(i)]		**345**		-
Amortized		**(7)**		(5)
Impairment charge [(ii)]		**-**		(8)
Closing balance	$	**380**	$	42

(i) On February 22, 2006, the Company announced the conclusion of a comprehensive mediation process with AECL related to the MAPLE reactor project. Under the agreement, AECL paid MDS $25 million, net of applicable taxes, and AECL assumed complete ownership of the MAPLE facilities and took responsibility for all costs associated with completing the project and the production of medical isotopes. In addition, AECL acquired $53 million of MAPLE-related inventories in exchange for a non-interest bearing note having a net present value of $43 million and which will be repaid over four years commencing in 2008. MDS and AECL have entered into a 40-year supply agreement for the provision of medical isotopes in exchange for a fixed percentage of the selling price. In accordance with CICA Handbook Section 3831, "Non-monetary Transactions", the Company exchanged the MAPLE asset for a 40-year supply agreement which has been recorded as an intangible asset at its fair value of $344 million. This amount will be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins. AECL acquired $53 million of MAPLE-related inventories in exchange for a note payable which will be repaid over four years commencing in 2008. As a result of this agreement, a long-term note receivable for $43 million has been established and a $10 million non-cash charge was recorded in the year (see note 14).

(ii) In 2005, the Company recorded an $8 million impairment charge relating to a five-year licensing agreement with Protana Inc. that granted MDS Pharma Services access to certain Protana Inc. biomarker- related technology. The license agreement write-off was recorded in the pharmaceutical services segment.

Intangibles acquired consist of:

		2006		2005
Supply agreements	$	**344**	$	-
Licenses		**1**		-
	$	**345**	$	-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

9. Long-term Debt

	Maturity	2006	2005
Senior unsecured notes	2007 to 2014	$ 350	$ 368
Other debt	2007 to 2015	92	97
Total long-term debt		442	465
Current portion		(22)	(12)
		$ 420	$ 453

The Company has outstanding US$311 million (C$350 million) of senior unsecured notes that bear interest at fixed rates between 5.15% and 6.19%.

Other debt includes a non-interest-bearing government loan with a carrying value of $48 million (2005 - $48 million) discounted at an effective interest rate of 7%. A long-term investment has been pledged as security for the repayment of this debt (see note 6).

Other debt also includes a US$24 million note payable (C$27 million) (2005 - C$35 million) to Applied Biosystems relating to assets purchased for the MALDI-TOF mass spectrometry operations. The note bears interest at 4% and is payable evenly over the three remaining years of its term.

The Company has a $500 million, four-year, committed, revolving credit facility. As at October 31, 2006, this facility was undrawn.

The remaining debt including obligations under capital leases amounting to $14 million (2005 - $11 million), bears interest at various fixed rates.

Principal repayments of long-term debt are as follows:

2007	$ 22
2008	104
2009	21
2010	31
2011	18
Thereafter	246
	$ 442

Included within the future principal repayments of long-term debt are obligations under capital leases. Future minimum lease payments for obligations under capital leases in effect as at October 31, 2006 are as follows:

2007	$ 4
2008	3
2009	2
2010	2
2011	2
Thereafter	3
	16
Less: portion representing interest	2
	$ 14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars, except where noted)

10. Deferred Revenue

Deferred revenue includes an $18 million deferred credit (2005 - $22 million) related to the government loan associated with MAPLE reactor project, which is being amortized over the remaining eight years of the term of the debt using the sum of the years' digits method (see note 9).

During 2004, the Company received $32 million from a customer as consideration for amending a supply agreement to eliminate certain minimum purchase commitments. The proceeds were recorded as deferred revenue and are being amortized over the remaining term of the contract. At October 31, 2006, the balance outstanding was $3 million (2005 - $13 million), all of which is classified as current deferred revenue (2005 - $10 million).

11. Share Capital

At October 31, 2006, the authorized share capital of the Company consists of unlimited Common shares. The Common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

a) Summary of share capital

	Common Shares	
(number of shares in thousands)	Number	Amount
Balance - October 31, 2003	141,122	$ 816
Issued	1,561	25
Repurchased and cancelled	(857)	(8)
Balance - October 31, 2004	141,826	833
Issued	1,072	19
Repurchased and cancelled	(799)	(5)
Balance - October 31, 2005	**142,099**	**847**
Issued	**2,220**	**38**
Balance - October 31, 2006	**144,319**	**$ 885**

During 2006, the Company declared and paid cash dividends of $15 million on Common shares (2005 - $14 million; 2004 - $9 million).

In 2006, the Company did not repurchase or cancel Common shares. In 2005, the Company repurchased 799,000 (2004 - 857,000) Common shares for $13 million (2004 - $17 million) under the terms of a normal course issuer bid (NCIB). The excess of cost over the stated capital of the acquired shares was charged to retained earnings. Under the terms of its NCIB, the Company is entitled to repurchase up to 10,967,000 Common shares between June 30, 2006 and June 29, 2007. These repurchases of Common shares are made on the open market at prevailing market prices.

During the year, the Company issued 1,859,000 (2005 - 629,000; 2004 - 1,194,000) Common shares under the stock option plan for proceeds of $27 million (2005 - $7 million; 2004 - $14 million).

b) Stock Dividend and Share Purchase Plan and Employee Share Ownership Plan

Under the Company's Stock Dividend and Share Purchase Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Stock dividends are issued at not less than 95% of the five-day average market price (the Average Market Price) of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants may also make optional cash payments of up to $3,000 semi-annually to purchase additional Common shares at the Average Market Price. Participation in this plan for the year ended October 31, 2006 resulted in the issuance of 220,000 (2005 - 264,000) Common shares as stock dividends and the issuance of 7,000 Common shares (2005 - 9,000) for cash.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

Subsequent to year-end, the Company announced that it will discontinue this plan following completion of the sale of the diagnostics business.

Under the terms of the Company's Employee Share Ownership Plan, eligible employees are able to purchase Common shares at 90% of the Average Market Price for the five days preceding the purchase. During the year, the Company issued 134,000 Common shares (2005 - 177,000) under this plan for proceeds of $3 million (2005 - $3 million) and as at October 31, 2006, the Company has 66,000 Common shares that are reserved for future issue with this plan.

12. Research and Development

	2006	2005	2004
Gross expenditures	$ 60	$ 86	$ 100
Investment tax credits	(9)	(8)	(20)
Recoveries from partners	(25)	(32)	(23)
Development costs deferred	(7)	(15)	(19)
Research and development expense	$ 19	$ 31	$ 38

Depreciation and amortization expense for 2006 includes $7 million (2005 - $3 million; 2004 - $16 million) related to equipment used for research and development.

13. Restructuring Charges

	Restructuring Charge (Recovery)	Cumulative Drawdowns		Provision Balance at October 31, 2006
		Cash	Non-cash	
2004:				
Workforce reductions	$ 11	$ (10)	$ (1)	$ -
Equipment and other asset write-downs – adjustments	(1)	-	1	-
	10	(10)	-	-
2005:				
Workforce reductions	41	(35)	(1)	5
Equipment and other asset write-downs – adjustments	8	-	(8)	-
Contract cancellation charges	12	(2)	(10)	-
	61	(37)	(19)	5
2006:				
Workforce reductions	1	-	-	1
Contract cancellation settlement	(9)	-	10	1
	(8)	-	10	2
				$ 7

Over the last three years, MDS has undertaken a number of activities designed to refocus the Company as a globally competitive life sciences company. In fiscal 2006, the Company completed certain of these initiatives and as a result reduced the balance of reserves set aside for these activities. These reserve reductions included the elimination of provisions made last year for expected costs associated with an early termination of certain information technology outsourcing agreements. Satisfactory resolution of the termination negotiations eliminated the need for this reserve. Also, during 2006, MDS completed the closure of the generic radiopharmaceuticals business in Europe, eliminating the need for further reserves.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

In 2005, the Company recorded restructuring charges related to a reduction in its management, administrative, and operations workforce, a realignment of its information technology infrastructure, and the reorganization of certain pharmaceutical research services operations. In 2004, the Company recorded restructuring charges relating to the implementation of change initiatives affecting the provision of support services, systems implementation, senior management reductions, and certain other initiatives.

14. Other Income (Expense) - Net

	2006		2005		2004
Impairment of long-term investments *(note 6)*	$ -	$	(6)	$	(12)
Impairment of intangibles *(note 8)*	-		(8)		(15)
Write-down of other long-term assets	(1)		-		-
Write-down of equipment	-		-		(10)
Loss on sale of MAPLE assets *(note 8)*	(10)		-		-
Gain on patent litigation	-		-		14
Gain on reorganization of MDS Proteomics	-		-		8
Gain on sale of businesses and investments	2		-		3
Impairment of goodwill	-		-		(53)
Unrealized loss on interest rate swaps *(note 25)*	-		(3)		-
Insurance settlement	2		-		-
	$ (7)	$	(17)	$	(65)

During 2006, the Company recorded a $10 million non-cash charge relating to the agreement reached between the Company and AECL related to the MAPLE reactor project (see note 8). This charge relates to the isotopes segment. In addition, the Company recorded a $2 million gain on the sale of a business and $2 million received as net insurance proceeds relating to the New Orleans location, both relating to the pharmaceutical services segment and a $1 million write-down of other long-term assets in the corporate and other segment.

During 2005, the Company recorded an $8 million impairment charge relating to a five-year licensing agreement with an investee that granted the Company access to certain biomarker-related technology, and a $6 million write-down of a long-term investment based on the Company's assessment of the carrying value of the investment and the present value of its expected future cash flows. Both charges related to the pharmaceutical services segment.

During 2004, the Company determined that the value of certain intangible assets was impaired. As a result, the book value of these intangible assets were reduced by $15 million to their net realizable value. In 2004, certain of the long-term investees of the Company experienced declines in value that were believed to be other than temporary. The Company recorded write-downs of $12 million to reduce the carrying value of these investments to an estimate of their net realizable value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars, except where noted)

15. Income Taxes

a) Provision

The Company's effective income tax rate has the following components:

	2006 %	2005 %	2004 %
Combined federal and provincial tax rate	35.0	35.0	35.7
Increase (decrease) in tax rate as a result of:			
Foreign losses that have not been recognized, net	10.0	(1.6)	8.4
Impact of tax rate changes on future tax balances	(8.9)	-	5.7
Research and development incentives	(4.9)	(8.5)	(5.2)
Manufacturing incentives	(0.2)	(3.1)	(5.2)
Impact of differential foreign tax rates	(3.2)	(7.7)	(1.7)
Amortization not deductible for tax	1.1	1.5	-
Investments and write-downs	4.0	20.7	42.0
Restructuring charge not recognized for tax	-	49.2	-
Other	(2.5)	6.8	(6.1)
Effective income tax rate	30.4	92.3	73.6

b) Future tax assets and liabilities

Future tax assets and liabilities consist of the following temporary differences:

	2006	2005
Future tax assets		
Tax benefit of loss carryforwards	$ 115	$ 88
Book value in excess of tax basis	(15)	(4)
Investment tax credits	-	6
Provisions and reserves	2	14
Future tax assets before valuation allowance	102	104
Valuation allowance	(60)	(63)
	42	41
Future tax liabilities		
Book value in excess of tax basis	(85)	(72)
Tax on investment tax credits recognized for accounting purposes	(11)	(8)
Provisions and reserves	4	12
	(92)	(68)
Net future tax liabilities	$ (50)	$ (27)

c) Tax loss carryforwards

As at October 31, 2006, the Company has future tax assets relating to net operating loss carryforwards of $146 million (2005 - $160 million) before valuation allowances. These assets relate to $415 million (2005 - $437 million) of tax loss carryforwards. Of the total losses, $40 million (2005 - $49 million) expire by 2011, $179 million (2005 - $132 million) expire between 2014 and 2026, and the remaining $196 million (2005 - $256 million) may be carried forward indefinitely.

In addition, the Company has $85 million of capital losses available at the end of the year. In the fourth quarter of 2006, a $15 million future tax asset was recognized relating to these losses to reflect the expectation they will be utilized to offset a portion of the gain on the sale of MDS Diagnostic Services. The resulting future tax recovery was reported as a reduction of taxes otherwise payable related to discontinued operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars, except where noted)

d) Investment tax credits

During the year, the Company recognized $32 million (2005 - $14 million) of investment tax credits relating to research performed in Canada on its own behalf and for certain customers. These investment tax credits are attributable to salaries and other research-related expenditures and were recorded as a reduction of those expenses, generally in research and development. Of the investment tax credits recognized during the year, $6 million (2005 - $nil) related to capital expenditures and were recorded as a reduction to the carrying values of the related capital assets.

16.   Earnings per share – Dilution

	2006	2005	2004
Weighted average number of Common shares outstanding – basic (in millions)	144	142	142
Impact of stock options assumed exercised (in millions)	-	-	1
Weighted average number of Common shares outstanding – diluted (in millions)	**144**	142	143

Options to purchase 1,168,000, 4,148,000 and 1,573,000 Common shares for the years ended October 31, 2006, 2005, and 2004, respectively, were not included in the computation of diluted earnings per share because these options have exercise prices which were greater than the average market price of MDS's shares during the respective years.

17.   Joint ventures

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures in which it holds various percentage interests. Following are condensed combined statements of financial position reflecting the Company's interests in joint ventures of continuing operations:

	2006		2005
Current assets	$	29	$ 29
Long-term assets		42	39
	$	71	$ 68
Current liabilities	$	18	$ 15
Equity		53	53
	$	71	$ 68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

The following are statements of income and statements of cash flows information reflecting the Company's interests in joint ventures of continuing operations:

	2006	2005	2004
Net revenues	$ 188	$ 181	$ 205
Operating income	$ 63	$ 59	$ 102
Cash flow from operating activities	$ 72	$ 77	$ 91
Cash flow from investing activities	$ (13)	$ (10)	$ (5)
Cash flow from financing activities	$ (63)	$ (62)	$ (100)

18. Stock-based compensation

a) Stock option plan

The Company has a stock option plan (the Plan) primarily for senior management employees. Under the terms of the Plan, the Company may grant stock options to employees and certain others. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. All options issued under the Plan are granted and priced on the date on which approval by the Board of Directors of the Company is obtained or a later date set by the Board in its approval. All stock options granted up to October 31, 2005 vest evenly over five years and have a term of ten years. Those granted after October 31, 2005 vest evenly over three years and have a term of seven years.

	2006		2005	
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Maximum available for issue	8,034		9,893	
Outstanding November 1	7,672	$ 17.76	7,610	$ 17.63
Granted	1,019	20.10	1,442	17.58
Exercised	(1,859)	14.76	(629)	12.59
Cancelled or forfeited	(982)	19.94	(751)	20.44
Outstanding October 31	5,850	18.76	7,672	17.76
Options vested at year-end	3,612	$ 18.42	4,661	$ 16.90

Options outstanding at October 31, 2006 comprise:

		Options Outstanding			Options Exercisable	
Range of Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price		Number (000s)	Weighted Average Exercise Price
$12.14 - $14.88	2.0	764	$ 13.78		764	$ 13.78
$15.00 - $17.50	0.7	717	16.27		444	15.98
$17.75 - $20.27	5.8	2,909	19.13		1,233	18.89
$20.39 - $23.00	4.7	1,448	21.80		1,160	21.84
$24.80 - $26.10	4.7	12	25.52		11	25.59
	4.5	5,850	$ 18.76		3,612	$ 18.42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars, except where noted)

Stock option compensation expense for 2006 was $4 million (2005 - $3 million; 2004 - $1 million), which has been recorded in selling, general and administration expenses in the consolidated statements of income and as contributed surplus within share capital on the consolidated statements of financial position.

The Company utilizes the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2006	2005	2004
Risk-free interest rate	3.9%	3.8%	4.3%
Expected dividend yield	0.7%	0.7%	1.0%
Expected volatility	.230	.334	.317
Expected time until exercise	3.25	5.19	5.25

The weighted average fair value of options granted was estimated to be $4.14 per Common share in 2006, $5.98 per Common share in 2005, and $6.83 per Common share in 2004.

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of assumptions, including future stock price volatility and expected time until exercise. The Company uses historical volatility to estimate its future stock price volatility.

b) Pro forma impact of stock-based compensation

Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of income. For MDS, this includes those stock options issued prior to November 1, 2003.

For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

		2006		2005		2004
Net income	$	145	$	31	$	51
Compensation expense for options granted prior to November 1, 2003		(2)		(5)		(8)
Net income - pro forma	$	143	$	26	$	43
Basic and diluted earnings per share	$	0.99	$	0.18	$	0.30

c) Incentive plans

Mid-term Incentive Plans

Beginning in fiscal year 2004, a mid-term incentive plan was introduced based on specific operating margin improvement targets and achievement of defined change outcomes across the Company over a two-year performance cycle ending October 31, 2005. The plan replaced a portion of the annual stock option grants with Performance Share Units (PSUs). The obligations associated with this plan were charged to income in 2004 and 2005. The plan was paid out in 2006.

During 2005, the Company approved a PSU mid-term incentive plan for senior management (the 2006 MTIP). All PSUs under the 2006 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of $22.00 and $26.00, respectively. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. Payout on certain PSUs will be in the form of Deferred Share Units (DSUs), the balance will be paid in cash. During 2006, the $22.00 price hurdle was met and 50% of the issued units have vested, subject to recipients remaining in the employ of MDS until 24 months from the date of grant.

(All tabular amounts are in millions of Canadian dollars, except where noted)

19. Employee future benefits

The Company sponsors various post-employment benefit plans including defined benefit and defined contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to its employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefit plans are unfunded. Certain benefit plans were curtailed effective January 1, 2008, resulting in a curtailment gain of $2 million (2005 - $2 million), which was offset by a $1 million (2005 - $1 million) unamortized loss.

Defined Benefit Pension Plans - The formula for Canadian plans is based on the highest three or six average consecutive years' wages and requires employee contributions. A non-contributory Taiwanese plan is based on an employee's years of service and compensation during the last month prior to retirement. A plan available to certain US employees is based on the participants' 60 highest consecutive months of compensation and their years of service.

The Company uses an October 31 measurement date for the majority of its plans. The most recent actuarial valuations of the majority of the pension plans for funding purposes were as of January 1, 2004, and the next required valuations will be as of January 1, 2007.

Defined Contribution Pension Plans - The Company sponsors a registered pension plan for certain senior executives. Contributions are based on 10% - 15% of each eligible employee's annual earnings. In addition, the Company sponsors a contributory pension plan for a subsidiary where the employees' contributions are based on a percentage of their pensionable earnings and the Company's contribution is based on the length of pensionable services. During 2006, the Company contributed $2 million (2005 - $1 million) to the defined contribution pension plans.

Other Benefit Plans - These include a supplemental retirement arrangement, a retirement/termination allowance and post-retirement benefit plans, which include contributory health and dental care benefits and contributory life insurance coverage. Individuals must retire to be eligible.

The net periodic benefit costs for the Company's post-employment benefit plans comprise the following components:

	Pensions		Other Benefit Plans	
	2006	2005	**2006**	2005
Service cost	**$ 5**	$ 5	**$ 1**	$ 1
Interest cost	**10**	11	**1**	1
Expected return on plan assets	**(14)**	(13)	**-**	-
Recognized actuarial gain	**1**	1	**-**	-
Amortization of net transition asset	**(3)**	(3)	**-**	-
Curtailment gain	**(1)**	-	**(1)**	(1)
	$ (2)	$ 1	**$ 1**	$ 1

The following weighted average assumptions were used in the determination of the net periodic benefit cost:

		Pensions		Other Benefit Plans	
		2006	2005	**2006**	2005
Expected rate of return on plan assets		**6.21%**	6.37%	**n/a**	n/a
Discount rate - obligation		**5.19%**	6.04%	**5.14**	5.80%
Discount rate - expense		**5.19%**	6.04%	**5.76**	6.28%
Rate of compensation increase		**3.96%**	3.93%	**4.36%**	4.46%
Health care cost trend rate	- first five years	n/a	n/a	**10.0%**	10.0%
	- thereafter	n/a	n/a	**5.0%**	5.0%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

The assumed health care cost trend rate used in determining the benefit cost for 2006 is 10% (2005 - 10%), decreasing to an ultimate level of 5% after five years (2005 - 5%). The assumed current dental trend rate used in determining the benefit cost for 2006 is 4.5% (2005 - 4.5%), which is expected to be maintained after five years.

The average remaining service period of the active employees covered by the pension plans for 2006 is 14 years (2005 - 14 years). The average remaining service period of the other retirement benefits for 2006 is 12 years (2005 - 13 years).

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have had the following impact in 2006:

	1% Increase	1% Decrease
Change in net benefit cost	$ -	$ -
Change in benefit obligation	$ 3	$ (2)

Changes in the benefit obligations for the plans were as follows:

	Pensions		Other Benefit Plans	
	2006	2005	2006	2005
Benefit obligations – beginning of year	$ 204	$ 186	$ 20	$ 18
Service cost – pension	(1)	6	1	1
Interest cost	10	11	1	1
Benefits paid	(7)	(6)	-	(1)
Actuarial losses	-	7	(1)	3
Curtailments	-	-	(2)	(2)
Total benefit obligations – end of year	$ 206	$ 204	$ 19	$ 20

Changes in the assets of the plans were as follows:

	Pensions		Other Benefit Plans	
	2006	2005	2006	2005
Plan assets at fair value – beginning of year	$ 223	$ 199	$ -	$ -
Actual return on plan assets	23	25	-	-
Benefits paid	(9)	(6)	(1)	(1)
Company contributions	3	3	1	1
Participant contributions	2	2	-	-
Plan assets at fair value – end of year	$ 242	$ 223	$ -	$ -

Amounts recognized in the Company's consolidated statements of financial position consist of:

	Pensions		Other Benefit Plans	
	2006	2005	2006	2005
Plan assets in excess of (less than) projected obligations	$ 36	$ 19	$ (19)	$ (20)
Unrecognized actuarial gains	10	21	1	4
Unrecognized past service costs	-	-	(1)	(1)
Unrecognized net transition asset	(25)	(27)	-	-
	$ 21	$ 13	$ (19)	$ (17)

The pension plan assets are included within long-term investments and other, and the other benefit plans liabilities are included within other long-term obligations on the consolidated statements of financial position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars, except where noted)

The percentage of fair value of total pension plan assets held at October 31, 2006 is as follows:

	2006	2005
Asset category	**Percentage of Plan Assets**	Percentage of Plan Assets
Cash	**0.3%**	0.0%
Fixed income	**33.4%**	37.1%
Equities	**66.3%**	62.9%
Total	**100.0%**	100.0%

20. Cash Flow

Cash and cash equivalents comprise the following:

		2006		2005
Interest-bearing balances with banks	$	**166**	$	122
Commercial paper		**83**		50
Term deposits		**28**		43
Bankers' acceptances		**7**		50
	$	**284**	$	265

Adjustments to reconcile net income to cash provided by continuing operating activities include:

Items not affecting current cash flows:

		2006		2005		2004
Depreciation and amortization	$	**71**	$	61	$	58
Deferred revenue		**(7)**		12		(17)
Minority interest		**-**		-		(9)
Future income taxes		**22**		(14)		(4)
Equity earnings - net of distribution		**12**		8		1
Impairment of long-term investments *(note 6)*		**1**		6		12
Impairment of intangible assets *(note 8)*		**-**		8		15
Gain on sale of businesses and investments *(note 14)*		**(2)**		-		(3)
Write-down of property, plant and equipment		**-**		7		10
Loss on sale of MAPLE assets *(note 14)*		**10**		-		-
Stock option compensation *(note 18)*		**4**		3		1
Net gain on reorganization of MDS Proteomics		**-**		-		(8)
Impairment of goodwill		**-**		-		53
Unrealized loss on interest rate swaps *(notes 14 and 25)*		**-**		3		-
Other		**(1)**		(5)		8
	$	**110**	$	89	$	117

Changes in non-cash working capital balances relating to operations:

		2006		2005		2004
Accounts receivable	$	**(9)**	$	(8)	$	(53)
Unbilled revenue		**(22)**		(26)		(91)
Inventories		**63**		(4)		15
Prepaid expenses and other		**(7)**		(6)		11
Accounts payable, accrued liabilities and deferred revenue		**(66)**		63		73
Income taxes		**(63)**		(20)		30
	$	**(104)**	$	(1)	$	(15)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

Cash interest and income taxes paid are as follows:

	2006		2005		2004
Interest	$	**24**	$	23	$	24
Income taxes	$	**10**	$	22	$	12

21. Segmented Information

There have been a number of changes within the Company's senior leadership team, including the appointment of a new President and Chief Executive Officer, which together with the recent global restructuring and realignment initiatives, necessitated a review of the way MDS reports segmented results. The strategic direction to focus on pharmaceutical research services, isotopes and molecular imaging, and analytical instruments businesses requires the Company to change its segment disclosure to reflect the way in which the chief operating decision maker evaluates the results of each segment pursuant to "CICA HB Section 1701 - Segment Disclosures".

The Company has also changed the methodology of allocating certain central expenses based on factors that reflect the drivers of such costs within each segment. Consequently, the Company is now disclosing non-allocated corporate costs separately, reflecting certain items that cannot be assigned to a specific business unit within any of the above segments.

Management has determined that the Company operates within three dominant segments – pharmaceutical services, isotopes, and instruments. These segments are organized predominantly around the products and services provided to customers identified for the businesses.

These life sciences businesses supply products and services to manufacturers of medical products such as pharmaceuticals, medical devices and supplies. The pharmaceutical services business provides pharmaceutical research services; the isotopes business manufactures medical isotopes; and the instruments business manufactures advanced analytical equipment.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions. The corporate segment results include the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments, as well as certain other costs and income items that do not pertain to a business segment.

The information presented below is for continuing operations. For comparability purposes, the Proteomics segment results for 2004 have been excluded from the tables.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars, except where noted)

Operating results

Year ended October 31, 2006

	Pharmaceutical Services		Isotopes		Instruments		Corporate and Other		Total
Net revenues	$	522	$	338	$	280	$	-	$	1,140
Cost of revenues		(399)		(172)		(172)		-		(743)
Selling, general and administration		(137)		(58)		(18)		(35)		(248)
Research and development		-		(4)		(15)		-		(19)
Depreciation and amortization		(34)		(16)		(21)		-		(71)
Restructuring charges - net		-		2		-		6		8
Other income (expense) - net		4		(10)		-		(1)		(7)
Equity earnings		(1)		-		-		(5)		(6)
Operating income (loss)	$	(45)	$	80	$	54	$	(35)	$	54
Capital expenditures	$	41	$	-	$	8	$	12	$	61

Year ended October 31, 2005

	Pharmaceutical Services		Isotopes		Instruments		Corporate and Other		Total
Net revenues	$	543	$	325	$	286	$	-	$	1,154
Cost of revenues		(380)		(163)		(166)		-		(709)
Selling, general and administration		(147)		(57)		(19)		(22)		(245)
Research and development		(2)		(4)		(26)		1		(31)
Depreciation and amortization		(31)		(17)		(12)		(1)		(61)
Restructuring charges - net		(24)		(4)		(3)		(30)		(61)
Other income (expense) - net		(14)		-		-		(3)		(17)
Equity earnings		-		-		1		(7)		(6)
Operating income (loss)	$	(55)	$	80	$	61	$	(62)	$	24
Capital expenditures	$	30	$	61	$	6	$	28	$	125

Year ended October 31, 2004

	Pharmaceutical Services		Isotopes		Instruments		Corporate and Other		Total
Net revenues	$	509	$	350	$	282	$	-	$	1,141
Cost of revenues		(347)		(163)		(150)		-		(660)
Selling, general and administration		(122)		(51)		(11)		(38)		(222)
Research and development		(1)		(4)		(33)		-		(38)
Depreciation and amortization		(27)		(15)		(8)		(2)		(52)
Restructuring charges - net		1		(2)		-		(9)		(10)
Other income (expense) - net		(10)		3		(1)		-		(8)
Equity earnings		(2)		-		-		1		(1)
Operating income (loss)	$	1	$	118	$	79	$	(48)	$	150
Capital expenditures	$	42	$	56	$	9	$	-	$	107

Operating results for MDS Proteomics for 2004 included the following: cost of revenues - $12 million; selling, general and administration - $6 million; depreciation and amortization - $6 million; other income (expense) - ($57) million; and operating income (loss) - ($81) million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars, except where noted)

Financial position

			Total Assets[1]		Additions — Property, Plant and Equipment		Goodwill		Investment in Investees Subject to Significant Influence
Pharmaceutical Services	**2006**	**$**	**985**	**$**	**41**	**$**	**1**	**$**	**4**
	2005		896		30		6		4
Isotopes	**2006**	**$**	**697**	**$**	**-**	**$**	**-**	**$**	**-**
	2005		789		61		-		-
Instruments	**2006**	**$**	**186**	**$**	**8**	**$**	**-**	**$**	**-**
	2005		222		6		-		-
Corporate and Other	**2006**	**$**	**590**	**$**	**12**	**$**	**-**	**$**	**30**
	2005		416		28		-		25
Total	**2006**	**$**	**2,458**	**$**	**61**	**$**	**1**	**$**	**34**
	2005		2,323		125		6		29

[1] Total assets exclude assets held for sale relating to discontinued operations.

Revenues by customer location

			Canada		US		Europe		Asia		Other		Total
Pharmaceutical Services	**2006**	**$**	**26**	**$**	**267**	**$**	**201**	**$**	**8**	**$**	**20**	**$**	**522**
	2005		29		300		184		4		26		543
	2004		36		282		162		20		9		509
Isotopes	**2006**	**$**	**13**	**$**	**188**	**$**	**51**	**$**	**65**	**$**	**21**	**$**	**338**
	2005		13		171		62		58		21		325
	2004		4		185		65		61		35		350
Instruments	**2006**	**$**	**17**	**$**	**115**	**$**	**88**	**$**	**56**	**$**	**4**	**$**	**280**
	2005		29		112		86		54		5		286
	2004		15		129		81		-		57		282
Total	**2006**	**$**	**56**	**$**	**570**	**$**	**340**	**$**	**129**	**$**	**45**	**$**	**1,140**
	2005		71		583		332		116		52		1,154
	2004		55		596		308		81		101		1,141

Property, Plant, and Equipment by segment and geographical location

			Canada		US		Europe		Asia		Total
Pharmaceutical Services	**2006**	**$**	**50**	**$**	**67**	**$**	**54**	**$**	**3**	**$**	**174**
	2005		51		62		47		4		164
Isotopes	**2006**	**$**	**119**	**$**	**-**	**$**	**5**	**$**	**-**	**$**	**124**
	2005		533		-		6		-		539
Instruments	**2006**	**$**	**22**	**$**	**3**	**$**	**1**	**$**	**1**	**$**	**27**
	2005		25		1		-		-		26
Corporate and Other	**2006**	**$**	**56**	**$**	**-**	**$**	**-**	**$**	**-**	**$**	**56**
	2005		79		-		-		-		79
Total	**2006**	**$**	**247**	**$**	**70**	**$**	**60**	**$**	**4**	**$**	**381**
	2005		688		63		53		4		808

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

Goodwill by segment and geographical location

		Canada	US	Europe	Asia	Total
Pharmaceutical Services	2006	$ 133	$ 292	$ 26	$ -	$ 451
	2005	131	306	25	-	462
Isotopes	2006	$ 3	$ -	$ -	$ -	$ 3
	2005	3	-	-	-	3
Instruments	2006	$ 14	$ -	$ -	$ -	$ 14
	2005	14	-	-	-	14
Corporate and Other	2006	$ -	$ -	$ -	$ -	$ -
	2005	-	-	-	-	-
Total	2006	$ 150	$ 292	$ 26	$ -	$ 468
	2005	148	306	25	-	479

22. Commitments and Contingencies

As at October 31, 2006, the Company is obligated under premises and equipment leases and other long-term contractual commitments to make minimum annual payments of approximately:

	Operating Leases	Other Contractual Commitments
2007	$ 18	$ 50
2008	17	38
2009	14	38
2010	13	29
2011	11	37
Thereafter	19	125
	$ 92	$ 317

Rental expense under premises and equipment leases of continuing operations for the year ended October 31, 2006 was $24 million (2005 - $31 million; 2004 - $24 million).

Included in other contractual commitments above is $245 million associated with long-term supply arrangements and other long-term commitments with major electricity producers comprising the majority of the Company's expected cobalt purchase.

Other contractual commitments included a remaining five-year commitment totalling $69 million (2005 - $211 million) relating to the outsourcing of the information technology infrastructure.

On January 10, 2007, the US Food and Drug Administration (the FDA) issued letters to MDS and to sponsors of studies conducted by the Company at its Montreal-area bioanalytical laboratory facilities. In the letter, the FDA indicated that sponsors would be responsible for re-validation of certain data and conclusions related to bioanalytical studies conducted by MDS in the period 2000 to 2004.

The Company is currently assessing the impact of this event to determine the amount of additional costs that MDS may incur related to settlements with sponsors, changes to its Montreal-area facilities and processes, or other matters, if any. Insufficient information is currently available to enable the Company to measure such costs with certainty or to determine the timing of such payments, and therefore, no provision for these additional costs, if any, has been recorded in the statement of financial position for these matters as at October 31, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All tabular amounts are in millions of Canadian dollars, except where noted)

23. Guarantees

Guarantees for which the Company is contractually obligated to make payments in the event of a default by a third party or due to its inability to meet certain performance-based obligations total approximately $23 million (2005 - $11 million).

24. Asset Retirement Obligation

The Company has identified an asset retirement obligation relating to future site remediation costs of a facility located in Kanata, Ontario. The Company intends to use the facility for an indeterminate period of time and a liability will be recognized in the period in which sufficient information exists to estimate the range of potential settlement dates that is required to use a present value technique to estimate fair value.

During 2006, the Company pledged a $15 million letter of credit in support of future site remediation costs for the Kanata facility, which is included in the guarantees amount described in note 23.

25. Financial Instruments
a) Foreign currency and interest rate contracts

The Company uses foreign currency forward and option contracts to manage its foreign exchange risk. Certain Canadian operations of the Company are expected to have net cash inflows in 2007 and subsequent years denominated in US dollars. The Company enters into foreign exchange contracts to hedge a substantial portion of these cash flows. The Company uses interest rate swap contracts to manage its exposure to interest rate risk on certain of its debt obligations.

Included in revenues are gains from realized foreign exchange hedging contracts for the year of $16 million (2005 - $48 million; 2004 - $44 million). During the year, the Company realized other net foreign exchange loss of $3 million (2005 - $1 million loss; 2004 - $13 million loss), which was recorded within selling, general and administration expenses.

As at October 31, 2006, the Company had outstanding foreign exchange contracts and options in place to sell up to US$64 million, and in certain circumstances up to US$82 million, at a weighted average rate of C$1.1412, maturing over the next five months. The Company also had interest rate swap contracts that economically convert a notional amount of US$80 million of debt from a fixed to a floating interest rate. The interest rate swap contracts were previously designated as hedges; however, beginning in the fourth quarter of 2005, the hedge effectiveness test was not met and the Company began to record the interest rate swap at fair value with changes in fair value included in income. In 2005, a $3 million loss was recorded in other income (expense) (see note 14). No such gain or loss was recorded in 2006.

b) Credit risk

Certain of the Company's financial assets, including cash and cash equivalents, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment-grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation.

The Company is also exposed, in its normal course of business, to credit risk from its customers. No single party accounts for a significant balance of accounts receivable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars, except where noted)

c) Fair value

Cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable and accrued liabilities, and income taxes – these assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Foreign exchange and interest rate swap contracts – as at October 31, 2006 and 2005, the carrying amounts and fair values for all derivative financial instruments are as follows:

| | | **2006** | | 2005 | |
		Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Net asset (liability) position:					
Currency forward and option	- assets	$ **1**	$ **1**	$ 4	$ 7
Currency forward and option	- liabilities	$ **-**	$ **-**	$ (1)	$ (1)
Interest rate swap and option contracts		$ **(2)**	$ **(2)**	$ (3)	$ (3)

Of the net $1 million (2005 - $6 million) fair value of currency forwards and options, the fair market value of currency options not eligible for hedge accounting amounted to $nil and $2 million as at October 31, 2006 and 2005 respectively. These contracts are included in accounts payable and accrued liabilities and are marked to market each period. The Company recorded a $4 million gain in 2006 (2005 - $4 million gain) as a result of marking these options to market.

26. Cumulative Translation Adjustment

Unrealized translation adjustments arise from the translation into Canadian dollars of the Company's net investment in self-sustaining foreign operations and the revaluation of certain hedged items. The Company has designated its US-dollar senior unsecured notes payable as a hedge of the net investment in the US operations. Unrealized currency-related gains or losses resulting from the translation of these notes into Canadian dollars are recorded in the cumulative translation account due to this hedging relationship. As at October 31, 2006, the Company had a cumulative translation adjustment loss of $25 million (2005 - $26 million) largely resulting from the impact of the declining value of the US dollar on the Company's net investment in its US operations.

(All tabular amounts are in millions of Canadian dollars, except where noted)

27. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those of US GAAP except as summarized below. Significant differences between Canadian and US GAAP would have the following effect on net income of the Company:

		2006		2005		2004
Net income from continuing operations in accordance with Canadian GAAP	**$**	**32**	$	1	$	23
US GAAP adjustments:						
Unrealized gains on foreign exchange contracts and interest rate swaps (i)		**(5)**		(39)		(10)
Deferred development costs (ii)		**(5)**		(15)		-
Dilution gains (iii)		**-**		-		(8)
Acquired in-process research and development (iv)		**-**		-		(3)
Reduction in income tax expense arising from GAAP adjustments		**3**		17		8
Net income (loss) from continuing operations in accordance with US GAAP		**25**		(36)		10
Income from discontinued operations in accordance with Canadian and GAAP - net of tax		**113**		30		28
Net income (loss) in accordance with US GAAP		**138**		(6)		38
Comprehensive income adjustments (v):						
Unrealized loss on share investments – net of tax		**(1)**		(7)		(10)
Cumulative translation adjustment		**1**		(14)		4
Comprehensive income (loss)	**$**	**138**	$	(27)	$	32
Basic and diluted earnings (loss) per share in accordance with US GAAP						
- from continuing operations	**$**	**0.17**	$	(0.25)	$	0.07
- from discontinued operations		**0.79**		0.21		0.20
	$	**0.96**	$	(0.04)	$	0.27

i) Foreign Exchange Contracts and Interest Rate Swaps - The Company designates certain foreign exchange forward contracts as hedges of future revenue streams and interest rate swap contracts as hedges of interest obligations. Under Canadian GAAP, the resulting gains and losses on the contracts are recorded in operations in the period in which a contract matures. Under US GAAP, these contracts would not qualify for hedge accounting, and, accordingly, such contracts are carried at fair value with changes in fair value reflected in earnings.

ii) Deferred Development Costs - Under Canadian GAAP, qualifying product development costs are capitalized and amortized over the future periods benefited. Under US GAAP, such costs are expensed as incurred.

iii) Dilution Gains - Under Canadian GAAP, dilution gains associated with development-stage subsidiaries are recorded as income. Under US GAAP, such gains are not recognized.

iv) Acquired In-Process Research and Development - Under Canadian GAAP, the cost of in-process research and development acquired as a result of a business combination is capitalized and amortized over its estimated useful life. Under US GAAP, such costs are charged to income at the date of acquisition.

v) Comprehensive Income - US GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars, except where noted)

The Company has interests in certain jointly controlled entities that are proportionately consolidated under Canadian GAAP. Under US GAAP, such interests are accounted for by the equity method. Net income, earnings per share and shareholders' equity under US GAAP are not impacted by the proportionate consolidation of these interests. Summary balance sheets and income statements, along with certain cash flow information, for the Company's investments in jointly controlled entities are provided in note 17.

The following table indicates the significant items in the consolidated statements of financial position that would have been affected had the consolidated financial statements been prepared under US GAAP. The revised amounts would have been as follows:

	2006	2005
Accounts receivable and other	$ 254	$ 250
Long-term future tax assets	56	56
Long-term investments	106	64
Goodwill	467	477
Intangibles	377	39
Long-term future tax liabilities	93	70
Accumulated comprehensive loss	(63)	(76)
Additional paid-in capital	90	90
Retained earnings	599	480

Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new US GAAP standards that have not yet been adopted due to delayed effective dates.

a) In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections" (SFAS 154), which replaces "Accounting Principles Board (APB) Opinion No. 20, Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principles and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS 154 also requires certain disclosures for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and is required to be adopted by MDS as of November 1, 2006. The impact that the adoption of SFAS 154 will have on MDS's consolidated results of operations and financial condition will depend on the nature of future accounting changes adopted by MDS and the nature of transitional guidance provided in future accounting pronouncements.

b) In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes". This standard prescribes a recognition and measurement model for tax positions taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This standard is effective for years ending after December 15, 2006.

c) In September 2006, the FASB issued SFAS No. 158, "Accounting for Defined Benefit Plans and Other Post Retirement Benefits". This standard requires an employer to (i) recognize the overfunded or underfunded status of a defined benefit plan (other than multiemployer plans) as an asset or a liability with changes in that funded status recognized through comprehensive income; and (ii) measure the funded status of a plan as of the year-end date. The standard also specifies additional disclosures. This standard is effective for years ending after December 15, 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions of Canadian dollars, except where noted)

d) In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". This pronouncement addresses how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. This statement is effective for years ending after November 15, 2006.

28. Comparative Figures

Certain figures for previous years have been reclassified to conform with the current year's consolidated financial statement presentation. In addition, segmented information for previous years has been revised to reflect the discontinued operations reported.

29. Subsequent Events

a) Sale of MDS Diagnostic Services

On October 5, 2006, MDS announced the signing of a series of agreements to sell its remaining Canadian diagnostics businesses, MDS Diagnostic Services, to Borealis Infrastructure Management Inc. for gross proceeds of $1.3 billion. MDS expects to realize net proceeds of approximately $1.1 billion, after the provision for taxes, expenses and amounts attributable to minority interests and to report a gain on the transaction of approximately $0.9 billion. A portion of the purchase price may be retained for up to 18 months, contingent on the satisfaction of specific transition obligations of MDS. The transaction is subject to conditions and customary approvals including regulatory consents and approval from the shareholders of LPBP Inc., the limited partner of the entity that owns the majority of the assets used in the Ontario laboratory business, which approval has now been obtained. The transaction is expected to close by the end of January 2007.

b) Hemosol Corp. investment

Subsequent to year-end, MDS sold its $13 million investment in Hemosol Corp. for $13 million in cash and a $1.5 million note receivable. The Company expects to report a gain of approximately $2 million in the first quarter of 2007.

c) Sale and closure of facilities

Subsequent to year-end, MDS announced the closure of its Phase I facility in New Orleans, which was reconstructed after it was damaged by Hurricane Katrina in 2005. Also, subsequent to year-end, MDS completed the sale of its local clinical development business in Madrid, Spain. The Company expects to report a loss of in the range of $7 million to $9 million in the first quarter of 2007 in connection with these activities.

THREE YEAR FINANCIAL SUMMARY

Years ended October 31
(millions of Canadian dollars except per share data)

	2006	2005	2004
Operating Results			
Net revenues	1,140	1,154	1,141
Operating income	54	24	69
EBITDA	125	85	127
Adjusted EBITDA	133	170	220
Income from continuing operations	32	1	23
Net income	145	31	51
Financial Position			
Cash, cash equivalents, and short-term investments	436	265	296
Working capital	685	394	431
Property, plant, and equipment	381	808	785
Total assets	2,678	2,680	2,637
Long-term debt	442	465	485
Shareholders' equity	1,590	1,425	1,421
Cash Flow (Continuing Operations)			
Cash from operations	38	89	125
Property, plant, and equipment purchased	61	125	107
Net issue (repayment) of long-term debt	(8)	(1)	2
Per Share Data			
Basic earnings per share - continuing operations	0.22	-	0.16
Basic earnings per share - total	1.01	0.22	0.36
Adjusted EPS	0.24	0.44	0.74
Book value per share - end of year	11.02	10.03	10.02
Price range	23.20 to 18.25	21.65 to 15.39	23.20 to 18.17
Weighted average shares outstanding - basic (millions)	144	142	142
Statistics and Ratios			
Current ratio	2.29	1.74	1.91
Long-term debt to equity	0.28	0.33	0.34
Return on average equity	10%	2%	4%



Science advancing health

MDS Inc.
2700 Matheson Blvd. East
Suite 300, West Tower
Mississauga, Ontario
Canada L4W 4V9
www.mdsinc.com